UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

ATLANTICA YIELD PLC

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

•
references to “2017 Note Issuance Facility” refer to the senior secured note facility dated February 10, 2017 of €275 million (approximately $308.5 million), with U.S. Bank as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

•
references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255 million issued on November 17, 2014, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Sources of Liquidity—2019 Notes”;

•
references to “2019 Note Issuance Facility” refer to the senior unsecured note facility dated April 30, 2019 of an amount equal to the euro equivalent of $300 million, with Lucid Agency Services Limited as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

•
references to “AAGES” refer to Abengoa-Algonquin Global Energy Solutions B.V.,the joint venture between Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets;

•
references to “AAGES ROFO Agreement” refer to the agreement we entered into with AAGES on March 5, 2018, which became effective upon completion of the Share Sale, that provides us a right of first offer to purchase any of the AAGES ROFO Assets, as amended and restated from time to time;

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•
references to “Abengoa ROFO Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides us a right of first offer to purchase any of the present or future contracted assets in renewable energy, efficient natural gas, electric transmission and water of Abengoa that are in operation, and any other renewable energy, efficient natural gas, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that are located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them;

•
references to “ACBH” refer to Abengoa Concessões Brasil Holding, a subsidiary holding company of Abengoa that was engaged in the development, construction, investment and management of concessions in Brazil, comprised mostly of transmission lines and which is currently undergoing a restructuring process in Brazil;

•	references to “ACT” refer to the gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the state of Tabasco, Mexico;

•
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp. together with its subsidiaries;

•
references to “Algonquin ROFO Agreement” refer to the agreement we entered into with Algonquin on March 5, 2018, which became effective upon completion of the Share Sale, under which Algonquin granted us a right of first offer to purchase any of the assets offered for sale located outside of the United States or Canada as amended from time to time.  See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”;

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein);

•	references to “Annual Report” refer to our 2018 Annual Report on Form 20-F, filed on February 28, 2019;

•	references to “ASI Ops” refer to ASI Operations LLC;

•	references to “Atlantica” refer to Atlantica Yield plc;

•	references to “ATN” refer to ATN S.A., the operational electronic transmission asset in Peru, which is part of the Guaranteed Transmission System;

•	references to “AYES Canada” refer to Atlantica Yield Energy Solutions Canada Inc., a vehicle formed by Atlantica and Algonquin to channel co-investment opportunities;

•	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U;

•
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses;

•	references to “CESCE” refer to Compañia Española de Seguros de Credito a la Exportacion , S.A. the Spanish Company of Export Credit Insurance;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•
references to “Consolidated Condensed Interim Financial Statements” refer to the consolidated condensed unaudited interim financial statements as of June 30, 2019 and December 31, 2018 and for the six-month period ended June 30, 2019 and 2018, including the related notes thereto prepared in accordance with IFRS as issued by the IASB, which form a part of this quarterly report;

•	references to “DOE” refer to the U.S. Department of Energy;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “EPC” refer to engineering, procurement and construction;

•
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

•	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

•
references to “Financial Support Agreement” refer to the Financial Support Agreement we entered into with Abengoa on June 13, 2014, as amended and restated on September 28, 2017, pursuant to which Abengoa agreed to maintain certain guarantees or letters of credit for a period of five years following our initial public offering of ordinary shares in June 2014;

•
references to “Further Adjusted EBITDA” have the meaning set forth in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” within this quarterly report;

•	references to “GWh” refer to gigawatt hour;

•	references to “IAS” refer to the International Accounting Standards;

•	references to “IASB” refer to the International Accounting Standards Board, the board responsible for the development and publication of IFRS standards;

•	references to “IFRIC 12” refer to the International Financial Reporting Interpretations Committee’s interpretation relating to service concessions arrangements;

•	references to “IFRS” refer to the globally accepted International Financial Reporting Standards, as issued by the IASB;

•	reference to “IFRS 10” refers to the IFRS requirements for the preparation and presentation of consolidated financial statements, requiring entities to consolidate entities it controls;

•	reference to “International Financial Reporting Interpretations Committee” refers to the interpretative body of the IASB that supports the application of the IFRS standards;

•
reference to “ITC Cash Grant” refers to the investment tax credit cash grant provided by the U.S. Department of the Treasury under Section 1603 of Division B of the American Recovery and Reinvestment Act of 2009;

•	references to “kV” refer to kilovolts;

•	references to “LIBOR” refer to the London Interbank Offered Rate, a benchmark interest rate;

•	references to “Mft3” refer to million cubic feet;

•	references to “Morgan Stanley” refer to Morgan Stanley & Co. LLC;

•	references to “MW” refer to megawatts;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “O&M” refer to Operations and Maintenance;

•	references to “Pemex” refer to Petróleos Mexicanos;

•	references to “PG&E” refer to PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company collectively;

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

•	references to “PTS” refer to Pemex Transportation System;

•
references to “Revolving Credit Facility” refers to the credit and guaranty agreement with a syndicate of banks (the “Revolving Credit Facility”) providing for a senior secured revolving credit facility in an aggregate principal amount of $425 million, of which $37.5 million matures on December 31, 2021, and the remaining $387.5 matures on December 31, 2022. The Revolving Credit Facility replaced tranche A of the former revolving credit facility, which was repaid in full and cancelled prior to its maturity on June 1, 2018;

•	references to “Rioglass” refer to Rioglass Solar Holding, S.A.;

•	references to “ROFO” refer to a right of first offer;

•	references to “ROFO agreements” refer to the AAGES ROFO Agreement, Algonquin ROFO Agreement and Abengoa ROFO Agreement;

•	references to “Shareholders Agreement” refer to the agreement by and among Algonquin, AAGES and Atlantica, dated March 5, 2018 which became effective upon completion of the 25% Share Sale;

•
references to “Share Sale” refer to the sale by Abengoa to Algonquin of 25% of our ordinary shares pursuant to an agreement for the sale that was entered into in November 2017; Algonquin acquired later an additional 16.5% stake in Atlantica and it currently holds a 44.2% equity interest in the Company;

•
references to “U.S. NOLs” refer to the net operating losses recognized under the U.S. Internal Revenue Code as a result of certain tax-deductible expenses exceeding taxable revenues for a taxable year;

•	reference to “U.S.” or “United States” refer to the United States of America;

•	references to “UTE” refer to Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of Uruguay’s state-owned electricity company,

•	references to “Windlectric” refer to Windlectric, Inc.;

•	references to “we,” “us,” “our,” “Atlantica” and the “Company” refer to Atlantica Yield plc and its subsidiaries, unless the context otherwise requires.

Cautionary Statements Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or consummate future acquisitions on favorable terms, reputational risks, divergence of interests between our company and those of our largest shareholders and affiliates, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I, Item 3D. Risk Factors in our Annual Report (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results to differ materially from those contained or implied in forward-looking statements made by us or on our behalf in this quarterly report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•	our growth strategy and reliance on favorable market trends in renewable energy and demand for sustainable power generation and new water sources;

•	our intention to expand our portfolio while maintaining core geographies in North America, South America and Europe;

•
our ability to grow through partnerships with, and acquisitions from AAGES, Algonquin, other partners, or third parties, including our ability to acquire assets under our existing agreements with Algonquin and AAGES;

•	our existing agreements to jointly analyze future value opportunities with partners;

•	asset investments made directly or through investment vehicles with partners, including for projects under development or construction;

•	the performance of our assets and long-term agreements and investments;

•	our intention to collaborate with new and existing partners to expand asset ownership and growth;

•	our objective to expand cash available for distribution and to pay consistent and growing cash dividends to shareholders;

•	potential net operating losses due to changes in shareholder ownership;

•	termination of certain operation and maintenance service agreements;

•	acquisition closings that are subject to conditions precedent or outstanding government approval;

•	contingent rights under existing agreements;

•	the remaining term life of our assets and the expected costs of asset expansions and acquisitions;

•	the impact of fluctuating interest rates on our performance and expenses and the projected success of mitigation tactics;

•	our expected sources of liquidity and the sufficiency of our existing liquidity position and cash flows in meeting commitments and dividend requirements;

•	the impact of currency fluctuations on business operations and cash-flow hedging tactics;

•
the condition of the debt and equity capital markets and our ability and need to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	the ability of our counterparties to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

•
government regulations, including compliance with regulatory and permit requirements and changes in tax laws, market rules, rates, tariffs and policies affecting renewable energy, as well as those creating the potential for business growth opportunities;

•	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

•	our ability to finance and consummate new acquisitions on favorable terms;

•	third-party contractor and supplier viability;

•	the effects of litigation and other legal proceedings (including bankruptcy) against us and our subsidiaries;

•	price fluctuations, revocation and termination provisions in our offtake agreements and power purchase agreements;

•	our relationship with our shareholders including considerations related to bankruptcy; our substantial short-term and long-term indebtedness, and incurring additional debt in the future; and

•	financial damage caused by our off-taker PG&E and potential default under our project finance agreement due to a breach of our underlying PPA agreement with PG&E.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Consolidated condensed statements of financial position as of June 30, 2019 and December 31, 2018

Amounts in thousands of U.S. dollars

		As of June 30,	As of December 31,
	Note (1)	2019	2018
Assets
Non-current assets
Contracted concessional assets	6	8,359,776	8,549,181
Investments carried under the equity method	7	135,496	53,419
Financial investments	8&9	72,548	52,670
Deferred tax assets		156,384	136,066

Total non-current assets		8,724,204	8,791,336

Current assets
Inventories		19,117	18,924
Trade and other receivables	12	292,040	236,395
Financial investments	8	252,473	240,834
Cash and cash equivalents		576,066	631,542

Total current assets		1,139,696	1,127,695

Total assets		9,863,900	9,919,031

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of financial position as of June 30, 2019 and December 31, 2018

Amounts in thousands of U.S. dollars

		As of June 30,	As of December 31,
	Note (1)	2019	2018
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,160	10,022
Parent company reserves	13	1,983,097	2,029,940
Other reserves		52,245	95,011
Accumulated currency translation differences		(80,504)	(68,315)
Retained earnings	13	(430,636)	(449,274)
Non-controlling interest	13	206,893	138,728

Total equity		1,741,255	1,756,112

Non-current liabilities
Long-term corporate debt	14	677,750	415,168
Long-term project debt	15	4,204,804	4,826,659
Grants and other liabilities	16	1,649,971	1,658,126
Related parties	11	25,970	33,675
Derivative liabilities	9	330,571	279,152
Deferred tax liabilities		247,412	211,000

Total non-current liabilities		7,136,478	7,423,780

Current liabilities
Short-term corporate debt	14	11,842	268,905
Short-term project debt	15	792,616	264,455
Trade payables and other current liabilities	17	149,337	192,033
Income and other tax payables		32,372	13,746

Total current liabilities		986,167	739,139

Total equity and liabilities		9,863,900	9,919,031

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed income statements for the six-month periods ended June 30, 2019 and 2018

Amounts in thousands of U.S. dollars

	Note (1)	For the six-month period ended June 30,
		2019	2018
Revenue	4	504,790	513,113
Other operating income	20	44,908	85,058
Raw materials and consumables used		(6,293)	(7,274)
Employee benefit expenses		(10,777)	(10,315)
Depreciation, amortization, and impairment charges	4	(150,063)	(160,297)
Other operating expenses	20	(126,230)	(141,226)

Operating profit		256,335	279,059

Financial income	19	517	36,871
Financial expense	19	(210,532)	(206,106)
Net exchange differences		326	1,148
Other financial income/(expense), net	19	(211)	(9,687)

Financial expense, net		(209,900)	(177,774)

Share of profit/(loss) of associates carried under the equity method		3,352	2,909

Profit/(loss) before income tax		49,787	104,194

Income tax	18	(27,040)	(31,019)

Profit/(loss) for the period		22,747	73,175

Loss/(profit) attributable to non-controlling interests		(5,791)	(5,825)

Profit/(loss) for the period attributable to the Company		16,956	67,350

Weighted average number of ordinary shares outstanding (thousands)	21	100,516	100,217

Basic and diluted earnings per share (U.S. dollar per share)	21	0.17	0.67

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of comprehensive income for the six-month periods ended June 30, 2019 and 2018

Amounts in thousands of U.S. dollars

	For the six-month period ended June 30,
	2019	2018
Profit/(loss) for the period	22,747	73,175
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(89,199)	(9,190)
Currency translation differences	(13,121)	(36,336)
Tax effect	21,939	(848)

Net income/(expenses) recognized directly in equity	(80,381)	(46,374)

Cash flow hedges	29,320	33,899
Tax effect	(7,330)	(8,475)

Transfers to income statement	21,990	25,424

Other comprehensive income/(loss)	(58,391)	(20,950)

Total comprehensive income/(loss) for the period	(35,644)	52,225

Total comprehensive (income)/loss attributable to non-controlling interest	(673)	(3,336)

Total comprehensive income/(loss) attributable to the Company	(36,317)	48,889

Consolidated condensed statements of changes in equity for the six-month periods ended June 30, 2019 and 2018
Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity

Balance as of January 1, 2018	10,022	2,163,229	82,294	(489,026)	(18,147)	1,748,372	136,595	1,884,967

Profit/(loss) for the six-month period after taxes	—	—	—	67,350	—	67,350	5,825	73,175
Change in fair value of cash flow hedges	—	—	17,009	6,517	—	23,526	1,183	24,709
Currency translation differences	—	—	—	—	(33,011)	(33,011)	(3,325)	(36,336)
Tax effect	—	—	(7,368)	(1,608)	—	(8,976)	(347)	(9,323)
Other comprehensive income	—	—	9,641	4,909	(33,011)	(18,461)	(2,489)	(20,950)

Total comprehensive income	—	—	9,641	72,259	(33,011)	48,889	3,336	52,225

Dividend distribution	—	(63,137)	—	—	—	(63,137)	(9,821)	(72,958)

Balance as of June 30, 2018	10,022	2,100,092	91,935	(416,767)	(51,158)	1,734,124	130,110	1,864,234

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of December 31, 2018	10,022	2,029,940	95,011	(449,274)	(68,315)	1,617,384	138,728	1,756,112

Profit/(loss) for the six -month period after taxes	—	—	—	16,956	—	16,956	5,791	22,747
Change in fair value of cash flow hedges	—	—	(56,490)	1,682	—	(54,808)	(5,071)	(59,879)
Currency translation differences	—	—	—	—	(12,189)	(12,189)	(932)	(13,121)
Tax effect	—	—	13,724	—	—	13,724	885	14,609
Other comprehensive income	—	—	(42,766)	1,682	(12,189)	(53,273)	(5,118)	(58,391)

Total comprehensive income	—	—	(42,766)	18,638	(12,189)	(36,317)	673	(35,644)

Capital reduction	—	—	—	—	—	—	(1,867)	(1,867)

Capital increase (Note 13)	138	29,862	—	—	—	30,000	—	30,000

Changes in scope (Note 5)	—	—	—	—	—	—	92,303	92,303

Dividend distribution	—	(76,705)	—	—	—	(76,705)	(22,944)	(99,649)

Balance as of June 30, 2019	10,160	1,983,097	52,245	(430,636)	(80,504)	1,534,362	206,893	1,741,255

Consolidated condensed cash flow statements for the six-month periods ended June 30, 2019 and 2018

Amounts in thousands of U.S. dollars

	For the six-month period ended June 30,
	2019	2018
I. Profit/(loss) for the period	22,747	73,175
Financial expense and non-monetary adjustments	361,616	297,862

II. Profit for the period adjusted by financial expense and non-monetary adjustments	384,363	371,037

III. Variations in working capital	(91,926)	(47,227)

Net interest and income tax paid	(143,329)	(160,604)

A. Net cash provided by operating activities	149,108	163,206

Investment in contracted concessional assets*	14,704	62,690
Other non-current assets/liabilities	(30,439)	(11,362)
Acquisitions of subsidiaries and other financial instruments	(103,614)	(6,806)
B. Net cash provided by/(used in) investing activities	(119,349)	44,522

Proceeds from Project & Corporate debt	308,981	73,767
Repayment of Project & Corporate debt	(433,906)	(211,441)
Dividends paid to Company´s shareholders	(76,705)	(63,137)
Dividends paid to non-controlling interest	(5,105)	(6,787)
Proceeds from capital increase	30,000	-
Proceeds from non-controlling interest	92,303	-
C. Net cash provided by/(used in) financing activities	(84,432)	(207,598)

Net increase/(decrease) in cash and cash equivalents	(54,673)	130

Cash and cash equivalents at beginning of the period	631,542	669,387

Translation differences in cash or cash equivalent	(803)	(12,305)

Cash and cash equivalents at end of the period	576,066	657,212

* Includes proceeds for $14.8 million and $60.8 million for the six-month period ended June 30, 2019 and June 30, 2018 respectively, related to the amounts received from Abengoa by Solana further to Abengoa´s obligation as EPC Contractor. For further details, we refer to Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2018 included in the annual report for the fiscal year ended December 31, 2018 on Form 20-F.

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Yield plc (“Atlantica” or the “Company”) was incorporated in England and Wales as a private limited company on December 17, 2013 under the name Abengoa Yield Limited. On March 19, 2014, the Company was re-registered as a public limited company, under the name Abengoa Yield plc. On May 13, 2016, the change of the Company´s registered name to Atlantica Yield plc was filed with the Registrar of Companies in the United Kingdom.

Atlantica is a sustainable total return infrastructure company that owns, manages and acquires renewable energy, efficient natural gas, electric transmission lines and water assets focused on North America (the United States, Mexico and Canada), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017.

On March 9, 2018 and on November 27, 2018, Algonquin Power & Utilities (“Algonquin”) announced that it completed the acquisition from Abengoa S.A, (“Abengoa”) of a 25% and 16.47% equity interest in Atlantica, respectively. Algonquin is the largest shareholder of the Company and currently owns a 44.2% stake in Atlantica. Algonquin does not consolidate the Company in its consolidated financial statements.

During the year 2018, the Company completed the following acquisitions:

-	On February 28, 2018, the Company closed the acquisition of a 100% stake in a 4 MW hydroelectric power plant in Peru (“Mini-Hydro”) for approximately $9 million;
-
On October 10, 2018, the Company closed acquisition of a 5% stake in a natural gas transportation in Mexico (Pemex Transportation System or “PTS”). Consideration for this 5% stake, which amounts to approximately $7 million, will be disbursed progressively as construction progresses;

-	On December 11, 2018, the Company closed the acquisition of a 66kV transmission line in operation in Chile (“Chile TL3”) for approximately $6 million;
-	On December 14, 2018, the Company closed the acquisition of a 100% stake in a 50 MW on-shore wind plant in Uruguay (“Melowind”) for approximately $45 million;
-	On December 28, 2018, the Company completed the acquisition of a transmission line, which is an expansion of ATN (“ATN expansion 1”) for approximately $16 million.

On January 29, 2019, the Company entered into an agreement with Abengoa under the Right of First Offer (“ROFO”) Agreement for the acquisition of Befesa Agua Tenes S.L.U., a holding company which in turn owns a 51% stake in Tenes, a water desalination plant in Algeria. Closing of the acquisition is subject to conditions precedent, including the approval by the Algerian administration. At this stage, the Company cannot guarantee it will obtain this approval nor the expected timing of such approval. The price agreed for the equity value is $24.5 million, of which $19.9 million was paid in January 2019 as an advance payment and the rest is expected to be paid once the conditions precedent are fulfilled. If all the conditions precedent are not fulfilled by September 30, 2019, the advance payment shall be progressively reimbursed by Abengoa through a full cash-sweep of all the dividends to be received and in any case no later than September 30, 2031, together with an annual 12% interest. These dividends would be guaranteed by a right of usufruct over the economic rights and certain political rights and a pledge over the shares of Befesa Agua Tenés, S.L.U., granted by Abengoa to the Company.

On April 15, 2019, the Company entered into an agreement to acquire a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130MW installed capacity and 12 MW battery capacity. The acquisition was closed on  August 2, 2019, after conditions precedent were fulfilled, and the Company paid $42 million for the total equity investment. The asset, located in Mexico, has been in operation since 2018 and represents the first investment in electric batteries for the Company. It has a U.S. dollar-denominated 20-year PPA with two international large corporations engaged in the car manufacturing industry as well as a 20-year contract for the natural gas transportation with a U.S. energy company. The PPA also includes price escalation factors. The asset is the sole electricity supplier for the off-takers, it has no commodity risk and also has the possibility to sell excess energy to the North-East region of the country.  The Company also entered into a ROFO agreement with the seller of the shares for the remaining 70% stake in the asset.

On May 9, 2019, the Company entered into a partnership agreement with Algonquin, investing $4.9 million in the equity of a wind farm plant, Amherst Island, with a 75 MW installed capacity, owned and operated by Algonquin in Canada.

The following table provides an overview of the concessional assets the Company owned as of June 30, 2019:

Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD*	Contract Years Left (13)

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A2/A-	2013	25

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	D/WR/WD	2014	21

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A-/Baa1/A-	2012	19/18

Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A-/Baa1/A-	2012	18/18

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A-/Baa1/A-	2007& 2009	13/15

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A-/Baa1/A-	2011	18/18

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A-/Baa1/A-	2012	19/19

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A-/Baa1/A-	2010	16/16/17

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A-/Baa1/A-	2013	20/20

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BB/Baa3/ BB+(10)	2015	16

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2014	15

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2014	16

ACT	Efficient natural gas	100%	Mexico	USD	300 MW	BBB+/ Baa3/BB+	2013	14

ATN (12)	Transmission line	100%	Peru	USD	365 miles	BBB+/A3/BBB+	2011	22

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	2014	25

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	14

Quadra 1	Transmission line	100%	Chile	USD	49 miles	Not rated	2014	16

Quadra 2	Transmission line	100%	Chile	USD	32 miles	Not rated	2014	16

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa1/ BBB+	2007	19

Chile TL3	Transmission line	100%	Chile	USD	50 miles	A+/A1/A	1993	Regulated

Skikda	Water	34.2%(5)	Algeria	USD	3.5 M ft3/day	Not rated	2009	15

Honaine	Water	25.5%(6)	Algeria	USD	7 M ft3/ day	Not rated	2012	19

Seville PV	Renewable (Solar)	80%(7)	Spain	Euro	1 MW	A-/Baa1/A-	2006	17

Melowind	Renewable (Wind)	100%	Uruguay	USD	50MW	BBB/Baa2/BBB-	2015	17

Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB+/A3/BBB+	2012	14

(1)
On September 30, 2013, Liberty Interactive Corporation agreed to invest $300 million in Class A shares of ASO Holdings Company LLC, the holding company of Solana, in exchange for a share of the dividends and the taxable losses generated by Solana.

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(3)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(4)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.

(7)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(8)	Certain contracts denominated in U.S. dollars are payable in local currency.

(9)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(10)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(11)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(12)	Including the acquisition of ATN expansion 1.

(13)	As of December 31, 2018.

(*)	Commercial Operation Date.

The project financing arrangement of Kaxu contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. In March 2017, Atlantica obtained a waiver in its Kaxu project financing arrangement which waives any potential cross-defaults with Abengoa up to that date, but it does not cover potential future cross-default events. As of June 30, 2019, there are no cross-default events with Abengoa.

Note 2. - Basis of preparation

The accompanying consolidated condensed interim financial statements represent the consolidated results of the Company and its subsidiaries.

The company´s annual consolidated financial statements as of December 31, 2018, were approved by the Board of Directors on February 26, 2019.

These consolidated condensed interim financial statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the six-month period ended June 30, 2019, and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2018. Therefore, the consolidated condensed interim financial statements do not include all the information that would be required in a complete set of consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these consolidated condensed interim financial statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2018 included in the 2018 20-F.

In determining the information to be disclosed in the notes to the consolidated condensed interim financial statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the consolidated condensed interim financial statements.

The consolidated condensed interim financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

These consolidated condensed interim financial statements were approved by the Board of Directors of the Company on August 2, 2019.

Application of new accounting standards

a) Standards, interpretations and amendments effective from January 1, 2019 under IFRS-IASB, applied by the Company in the preparation of these condensed interim financial statements:
·
IFRS 9 (Amendments to IFRS 9): Prepayment Features with Negative Compensation. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·
IAS 19 (Amendments to IAS 19): Plan Amendment, Curtailment or Settlement. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·	IFRIC 23: Uncertainty over Income Tax Treatments. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB.
·
IAS 28 (Amendment). Long-term Interests in Associates and Joint Ventures. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·
Amendments resulting from Annual Improvements 2015–2017 Cycle (remeasurement of previously held interest). This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB,

The applications of these amendments have not had any material impact on these condensed interim financial statements.

b) Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2020:
·	IFRS 17 ‘Insurance Contracts’. This Standard is applicable for annual periods beginning on or after January 1, 2021 under IFRS-IASB, earlier application is permitted.
·	IFRS 3 (Amendment). Definition of Business. This amendment is mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB, earlier application is permitted.
·	IAS 1 and IAS 8 (Amendment). Definition of Material. This amendment is mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB, earlier application is permitted.
·	Amendments to References to the Conceptual Frameworks in IFRS Standards. This Standard is applicable for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

The Company does not anticipate any significant impact on the consolidated condensed financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2020, although it is currently still in the process of evaluating such application.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these consolidated condensed interim financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets and property, plant and equipment.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated condensed interim financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at June 30, 2019 are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks, quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These consolidated condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2018.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of June 30, 2019, the Company had the following business sectors:

Renewable energy: Renewable energy assets include two solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns eight solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW, Solaben 1 and 6 with a gross capacity of 100 MW and Seville PV with a gross capacity of 1 MW. The Company also owns a solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns three wind farms in Uruguay, Palmatir, Cadonal and Melowind, with a gross capacity of 50 MW each, and a hydroelectric power plant in Peru with a gross capacity of 4 MW.

Efficient natural gas: The Company´s sole efficient natural gas asset is ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,015 miles; and (ii) four lines in Chile, Quadra 1, Quadra 2, Palmucho and Chile TL3, spanning a total of 137 miles.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 Mft3 per day

Atlantica’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated financial statements, and compensations received from Abengoa in lieu of Abengoa Concessões Brasil Holding (“ACBH”) dividends (for the period up to the first quarter of 2017 only).

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the six-month periods ended June 30, 2019, Atlantica had three customers with revenues representing more than 10% of the total revenues, two in the renewable energy and one in the efficient natural gas business sectors. In the six-month periods ended June 30, 2018, Atlantica had four customers with revenues representing more than 10% of the total revenues, three in the renewable energy and one in the efficient natural gas business sectors.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the six-month periods ended June 30, 2019 and 2018:

	Revenue		Further Adjusted EBITDA
	For the six-month period ended June 30,		For the six-month period ended June 30,
	($ in thousands)
Geography	2019	2018	2019	2018
North America	164,536	172,315	147,162	154,659
South America	69,090	59,881	57,464	49,247
EMEA	271,164	280,917	201,772	235,450
Total	504,790	513,113	406,398	439,356

	Revenue		Further Adjusted EBITDA
	For the six-month period ended June 30,		For the six-month period ended June 30,
	($ in thousands)
Business sector	2019	2018	2019	2018
Renewable energy	380,086	392,213	301,395	345,386
Efficient natural gas	61,698	61,437	54,302	46,982
Electric transmission lines	51,098	47,903	43,585	40,300
Water	11,908	11,560	7,116	6,688
Total	504,790	513,113	406,398	439,356

The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the six-month period ended June 30, ($ in thousands)
	2019	2018
Profit/(Loss) attributable to the Company	$16,956	67,350
(Loss)/Profit attributable to non-controlling interests	5,791	5,825
Income tax	27,040	31,019
Share of (profits)/losses of associates	(3,352)	(2,909)
Financial expense, net	209,900	177,774
Depreciation, amortization, and impairment charges	150,063	160,297
Total segment Further Adjusted EBITDA	$406,398	439,356

b)	The assets and liabilities by operating segments (and business sector) as of June 30, 2019 and December 31, 2018 are as follows:

Assets and liabilities by geography as of June 30, 2019:

	North America	South America	EMEA	Balance as of June 30, 2019
	($ in thousands)
Assets allocated
Contracted concessional assets	3,377,228	1,193,156	3,789,392	8,359,776
Investments carried under the equity method	79,119	-	56,377	135,496
Current financial investments	157,083	61,827	31,499	250,409
Cash and cash equivalents (project companies)	146,237	41,704	280,849	468,790
Subtotal allocated	3,759,667	1,296,687	4,158,117	9,214,471
Unallocated assets
Other non-current assets				228,932
Other current assets (including cash and cash equivalents at holding company level)				420,497
Subtotal unallocated				649,429
Total assets				9,863,900

	North America	South America	EMEA	Balance as of June 30, 2019
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,708,966	891,278	2,397,176	4,997,420
Grants and other liabilities	1,509,206	7,382	133,383	1,649,971
Subtotal allocated	3,218,172	898,660	2,530,559	6,647,391
Unallocated liabilities
Long-term and short-term corporate debt				689,592
Other non-current liabilities				603,953
Other current liabilities				181,709
Subtotal unallocated				1,475,254
Total liabilities				8,122,645
Equity unallocated				1,741,255
Total liabilities and equity unallocated				3,216,509
Total liabilities and equity				9,863,900

Assets and liabilities by geography as of December 31, 2018:

	North America	South America	EMEA	Balance as of December 31, 2018
	($ in thousands)
Assets allocated
Contracted concessional assets	3,453,652	1,210,624	3,884,905	8,549,181
Investments carried under the equity method	-	-	53,419	53,419
Current financial investments	147,213	61,959	30,080	239,252
Cash and cash equivalents (project companies)	195,678	41,316	287,456	524,450
Subtotal allocated	3,796,543	1,313,899	4,255,860	9,366,302
Unallocated assets
Other non-current assets				188,736
Other current assets (including cash and cash equivalents at holding company level)				363,993
Subtotal unallocated				552,729
Total assets				9,919,031

	North America	South America	EMEA	Balance as of December 31, 2018
		($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,725,961	900,801	2,464,352	5,091,114
Grants and other liabilities	1,527,724	7,550	122,852	1,658,126
Subtotal allocated	3,253,685	908,351	2,587,204	6,749,240
Unallocated liabilities
Long-term and short-term corporate debt				684,073
Other non-current liabilities				523,827
Other current liabilities				205,779
Subtotal unallocated				1,413,679
Total liabilities				8,162,919
Equity unallocated				1,756,112
Total liabilities and equity unallocated				3,169,791
Total liabilities and equity				9,919,031

Assets and liabilities by business sector as of June 30, 2019:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of June 30, 2019
			($ in thousands)
Assets allocated
Contracted concessional assets	6,825,572	578,423	869,685	86,096	8,359,776
Investments carried under the equity method	89,149	-	-	46,347	135,496
Current financial investments	33,268	139,076	60,971	17,094	250,409
Cash and cash equivalents (project companies)	426,255	19,567	13,373	9,595	468,790
Subtotal allocated	7,374,244	737,066	944,029	159,132	9,214,471
Unallocated assets
Other non-current assets					228,932
Other current assets (including cash and cash equivalents at holding company level)					420,497
Subtotal unallocated					649,429
Total assets					9,863,900

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of June 30, 2019
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,791,447	536,690	642,496	26,787	4,997,420
Grants and other liabilities	1,648,118	139	957	757	1,649,971
Subtotal allocated	5,439,565	536,829	643,453	27,544	6,647,391
Unallocated liabilities
Long-term and short-term corporate debt					689,592
Other non-current liabilities					603,953
Other current liabilities					181,709
Subtotal unallocated					1,475,254
Total liabilities					8,122,645
Equity unallocated					1,741,255
Total liabilities and equity unallocated					3,216,509
Total liabilities and equity					9,863,900

Assets and liabilities by business sector as of December 31, 2018:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2018
	($ in thousands)
Assets allocated
Contracted concessional assets	6,998,020	580,997	882,980	87,184	8,549,181
Investments carried under the equity method	10,257	-	-	43,162	53,419
Current financial investments	15,396	147,192	61,102	15,562	239,252
Cash and cash equivalents (project companies)	453,096	45,625	14,043	11,686	524,450
Subtotal allocated	7,476,769	773,814	958,125	157,594	9,366,302
Unallocated assets
Other non-current assets					188,736
Other current assets (including cash and cash equivalents at holding company level)					363,993
Subtotal unallocated					552,729
Total assets					9,919,031

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2018
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,868,626	545,123	647,820	29,545	5,091,114
Grants and other liabilities	1,656,146	161	1,025	794	1,658,126
Subtotal allocated	5,524,772	545,284	648,845	30,339	6,749,240
Unallocated liabilities
Long-term and short-term corporate debt					684,073
Other non-current liabilities					523,827
Other current liabilities					205,779
Subtotal unallocated					1,413,679
Total liabilities					8,162,919
Equity unallocated					1,756,112
Total liabilities and equity unallocated					3,169,791
Total liabilities and equity					9,919,031

c)	The amount of depreciation, amortization and impairment charges recognized for the six-month periods ended June 30, 2019 and 2018 are as follows:

	For the six-month period ended June 30,
Depreciation, amortization and impairment by geography	2019	2018
	($ in thousands)
North America	(53,013)	(59,638)
South America	(22,859)	(21,056)
EMEA	(74,191)	(79,603)
Total	(150,063)	(160,297)

	For the six-month period ended June 30,
Depreciation, amortization and impairment by business sectors	2019	2018
	($ in thousands)
Renewable energy	(142,895)	(140,491)
Electric transmission lines	(12,593)	(14,608)
Efficent natual gas	5,425	(5,198)
Total	(150,063)	(160,297)

Note 5. - Changes in the scope of the consolidated condensed interim financial statements

For the six-month period ended June 30, 2019

On May 24, 2019, Atlantica and Algonquin formed Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. The first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership (“AIP”), the holding company of Windlectric. Atlantica accounts for the investment in AIP and ultimately Windlectric under the equity method as per IAS 28, Investments in Associates and Joint Ventures. Since Atlantica has control over AYES Canada under IFRS 10 “Consolidated Financial Statements”, its consolidated financial statements show a total investment in the Amherst Island project of $97.2 million, accounted for as “Investments carried under the equity method” (Note 7) and Algonquin’s portion of that investment of $92.3 million as “Non-controlling interest”.

For the year ended December 31, 2018

On February 28, 2018, the Company completed the acquisition of a 100% stake in Hidrocañete, S.A. (Mini-Hydro). Total purchase price for this asset amounted to $9,327 thousand. The acquisition has been accounted for in the consolidated accounts of Atlantica, in accordance with IFRS 3, Business Combinations.

On October 10, 2018, the Company completed the acquisition of a 5% stake in Gas CA-KU-A1, S.A.P.I de C.V. (Pemex Transportation System or “PTS”). The acquisition has been accounted for in the consolidated accounts of Atlantica, in accordance with IAS 28, Investments in Associates. Consideration for the initial 5%, which amounts to approximately $7 million will be disbursed progressively as construction progresses. Once the project enters into operation, which is expected for the first half of 2020, the Company expects to acquire an additional 65% as per the terms of the purchase agreements. Finally, the Company expects to acquire the remaining 30% one year after COD, subject to final approvals. The total equity investment is estimated to amount to approximately $150 million.

On December 11, 2018, the Company completed the acquisition of a transmission line in Chile (Chile TL3). The total purchase price for this asset amounted to $6 million. The acquisition has been accounted for in the consolidated financial statements of Atlantica, in accordance with IFRS 3, Business Combinations.

On December 13, 2018, the Company completed the acquisition of a 100% stake in Estrellada, S.A. (Melowind). Total purchase price for this asset amounted to approximately $45 million. The acquisition has been accounted for in the consolidated financial statements of Atlantica, in accordance with IFRS 3, Business Combinations.

On December 28, 2018, the Company completed the acquisition of a power substation and two small transmission lines in Peru, being an expansion of the ATN transmission line (“ATN expansion 1”). Total purchase price for this asset amounted to $16 million. The acquisition has been accounted for in the consolidated financial statements of Atlantica, in accordance with IFRS 3, Business Combinations.

The amount of assets and liabilities integrated at the effective acquisition date for the aggregated change in scope is shown in the following table:

Asset Acquisition for the year ended December 31, 2018
($ in thousands)
Concessional assets	155,909
Investments carried under the equity method	1
Current assets	5,646
Project debt long term	(79,016)
Deferred tax liabilities	(590)
Project debt short term	(2,346)
Other current and non-current liabilities	(3,000)
Asset acquisition - purchase price	(76,604)
Net result of the asset acquisition	-

As a result of the acquisitions being made effective near to year end, the allocation of the purchase prices was provisional as of December 31, 2018. As such, the amounts indicated may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of December 31, 2018. The measurement period will not exceed one year from the acquisition dates.

Note 6. - Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of June 30, 2019 and December 31, 2018 is as follows:

	Balance as of June 30, 2019	Balance as of December 31, 2018
	($ in thousands)
Contracted concessional assets cost	10,433,886	10,475,828
Amortization and impairment	(2,074,110)	(1,926,647)
Total	8,359,776	8,549,181

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10, PS20, Seville PV, Mini-Hydro and Chile TL3 which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12 are either intangible or financial assets. As of June 30, 2019, contracted concessional financial assets amount to $840,876 thousand ($843,291 thousand as of December 31, 2018).

The decrease in the contracted concessional assets cost is primarily due to the lower value of assets denominated in euros since the exchange rate of the euro decreased against the U.S. dollar since December 31, 2018.

No losses from impairment of contracted concessional assets were recorded during the six-month period ended June 30, 2019 ($42.7 million during the year 2018 in the Solana project).

Other matters

Abengoa maintains a number of obligations under O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented that further to the accession to the restructuring agreement, Atlantica would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations. The Company has contingent assets, which have not been recognized as of June 30, 2019, related to the obligations of Abengoa referred above, which result and amounts will depend on the occurrence of uncertain future events. In particular as of April 26, 2018 and November 28, 2018, Abengoa agreed to pay Atlantica certain amounts subject to conditions which are beyond the control of the Company.

The Company entered into a Financial Support Agreement on June 13, 2014, under which Abengoa agreed to maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Atlantica and its affiliates for a period of five years. This agreement with Abengoa expired in June 2019, and Abengoa’s commitment to maintain guarantees and letters of credit currently outstanding in the Company´s affiliates´ favor expired, as well. The Company replaced all the guarantees where necessary.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of June 30, 2019 and December 31, 2018:

	Balance as of June 30, 2019	Balance as of December 31, 2018
	($ in thousands)
Evacuación Valdecaballeros, S.L.	8,561	8,773
Myah Bahr Honaine, S.P.A.(*)	46,347	43,161
Pectonex, R.F. Proprietary Limited	1,437	1,485
ABY Infraestructuras, S.L.	1	-
Ca Ku A1, S.A.P.I. de CV (PTS)	-	-
Evacuación Villanueva del Rey, S.L	-	-
Amherst Island Partnership (**)	79,150	-
Total	135,496	53,419

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated condensed interim financial statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

(**) Amherst Island Partnership, the holding company owing 100% of Windlectric Inc., the project entity, is accounted for under the equity method (Note 5).

Note 8. - Financial investments

The detail of Non-current and Current financial investments as of June 30, 2019 and December 31, 2018 is as follows:

	Balance as of June 30, 2019	Balance as of December 31, 2018
	($ in thousands)
Fair Value through OCI (Investment in Ten West link)	9,070	6,034
Fair Value through Profit and Loss (Investment in Rioglass)	7,000	-
Derivative assets	2,951	11,571
Other receivable accounts at amortized cost	53,527	35,065
Total non-current financial investments	72,548	52,670
Contracted concessional financial assets	152,787	159,128
Derivative assets	2,064	1,582
Other receivable accounts at amortized cost	97,622	80,124
Total current financial investments	252,473	240,834

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the U.S.

Investment in Rioglass corresponds to the acquisition of 15.12% of the equity interest of Rioglass, a multinational solar power and renewable energy technology manufacturer.

Current other receivable accounts include restricted cash amounting to $78.4 million as of June 30, 2019 ($78.9 million as of December 31, 2018).

The increase of Non-current other receivable accounts at amortized cost is primarily due to the $19.9 million advance payment the Company made in January 2019 for the acquisition of Befesa Agua Tenés S.L.U. (Note 1).

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of June 30, 2019 and December 31, 2018 are as follows:

	Balance as of June 30, 2019		Balance as of December 31, 2018
($ in thousands)	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedges	2,154	330,571	9,923	279,152
Foreign exchange derivative instruments	2,861	-	3,230	-
Total	5,015	330,571	13,153	279,152

The derivatives are primarily interest rate cash flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

Additionally, the Company owns currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the distributions from its Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, the strategy of the Company is to hedge 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro denominated net exposure for the following 12 months, on a rolling basis. Hedge accounting is not applied to these options.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $29.3 million for the six-month period ended June 30, 2019 (loss of $33.9 million in the six-month period ended June 30, 2018)

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of June 30, 2019 and December 31, 2018 amount to a profit of $52.2 million and a profit of $95.0 million, respectively.

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of June 30, 2019, and December 31, 2018, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2.

Note 11. - Related parties

During the normal course of business, the Company has historically conducted operations with related parties consisting mainly of Abengoa´s subsidiaries and non-controlling interests. The transactions were completed at market rates.

Further to the sale of its remaining 16.47% stake in the Company to Algonquin on November 27, 2018, Abengoa ceased to fulfill the conditions to be a related party as per IAS 24 - Related Parties Disclosures. Algonquin on its side is a related party since it completed the acquisition of a 25% stake in the Company in March 2018.

Details of balances with related parties as of June 30, 2019 and December 31, 2018, which therefore do not include balances with Abengoa, are as follows:

	Balance as of June 30,	Balance as of December 31,
	2019	2018
	($ in thousands)
Credit receivables (current)	21,869	5,328
Total current receivables with related parties	21,869	5,328

Trade and other payables (current)	36,459	19,352
Total current payables with related parties	36,459	19,352

Credit payables (non-current)	25,970	33,675
Total non-current payables with related parties	25,970	33,675

Credit receivables as of June 30, 2019 include $18.0 million of dividends to be collected from Amherst Island Partnership. From this amount, $17.9 million is in turn payable to Algonquin, and is recorded as current payables. Algonquin made a majority of the investment and owns a majority of the economic rights in Amherst Island (Note 5).

The remaining amounts recorded as Credit receivables, Trade and other payables and non-current Credit payables relate to debts with non-controlling interests’ partners in Kaxu, Solaben 2&3 and Solacor 1&2.

The transactions carried out with related parties, which are primarily transactions with Abengoa and with subsidiaries of Abengoa, during the six-month periods ended June 30, 2018, have been as follows:

	For the six-month period ended June 30,
	2019	2018
	($ in thousands)
Services received	-	(56,619)
Financial income	12	1,819
Financial expenses	(104)	(690)

During 2018 services received primarily include operation and maintenance services received by some assets.

Note 12. - Trade and other receivables

Trade and other receivables as of June 30, 2019 and December 31, 2018, consist of the following:

	Balance as of June 30,	Balance as of December 31,
	2019	2018
	($ in thousands)
Trade receivables	229,061	163,856
Tax receivables	37,333	54,959
Prepayments	16,636	5,521
Other accounts receivable	9,010	12,059
Total	292,040	236,395

Increase in trade receivables primarily relates to seasonality of sales in some of the assets.

As of June 30, 2019, and December 31, 2018, the fair value of trade and other receivables accounts does not differ significantly from its carrying value.

Note 13. - Equity

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017.

As of June 30, 2019, the share capital of the Company amounts to $10,160,167 represented by 101,601,666 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin completed in 2018 the acquisition from Abengoa of its entire stake in Atlantica, 41.47% of the total shares of the Company, becoming the largest shareholder of the Company. On May 22, 2019, the Company issued additional 1,384,402 ordinary shares, which were fully subscribed by Algonquin for a total amount of $30,000,000, increasing the stake of Algonquin to 42.27%. Additionally, Algonquin purchased 2,000,000 ordinary shares on May 31, 2019, increasing its stake in Atlantica to 44.2%.

Atlantica Yield reserves as of June 30, 2019 are made up of share premium accounts and distributable reserves.

Retained earnings primarily include results attributable to Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda, by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu and by Algonquin Power Co. in AYES Canada.

On February 26, 2019, the Board of Directors declared a dividend of $0.37 per share corresponding to the fourth quarter of 2018. The dividend was paid on March 22, 2019 for a total amount of $37.1 million

On May 7, 2019, the Board of Directors of the Company approved a dividend of $0.39 per share corresponding to the first quarter of 2019. The dividend was paid on June 14, 2019 for a total amount of $39.6 million

In addition, as of June 30, 2019, there was no treasury stock and there have been no transactions with treasury stock during the six-month period then ended.

Note 14. - Corporate debt

The breakdown of the corporate debt as of June 30, 2019 and December 31, 2018 is as follows:

	Balance as of June 30,	Balance as of December 31,
	2019	2018
	($ in thousands)
Non-current	677,750	415,168
Current	11,842	268,905
Total Corporate Debt	689,592	684,073

The repayment schedule for the corporate debt as of June 30, 2019 is as follows:

	Remainder of 2019	Between January and June 2020	2021	2022	2023	Subsequent years	Total
	($ in thousands)
New Revolving Credit Facility	167	-	72,963	-	-	-	73,130
Note Issuance Facility	246	-	-	102,480	101,715	101,632	306,072
2017 Credit Facility	11,356	-	-	-	-	-	11,356
2019 Note Issuance Facility	73	-	-	-	-	298,960	299,034
Total	11,842	-	72,963	102,480	101,715	400,592	689,592

On November 17, 2014, the Company issued the Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrued annual interest of 7.00% payable semi-annually beginning on May 15, 2015 until their maturity date. The 2019 Notes were fully repaid on May 29, 2019.

On February 10, 2017, the Company issued Senior Notes due 2022, 2023, 2024 (the “Note Issuance Facility”), in an aggregate principal amount of €275,000 thousand. The 2022 to 2024 Notes accrue annual interest, equal to the sum of (i) EURIBOR plus (ii) 4.90%, as determined by the Agent. Interest on the Notes are payable in cash quarterly in arrears on each interest payment date. The Company pays interest to the holders of record on each interest payment date. The interest rate on the Note Issuance Facility is fully hedged by two interest rate swaps contracted with Jefferies Financial Services, Inc. with effective date March 31, 2017 and maturity date December 31, 2022, resulting in the Company paying a net fixed interest rate of 5.5% on the Note Issuance Facility. Changes in fair value of these interest rate swaps have been recorded in the consolidated income statement. The Note Issuance Facility is a € denominated liability for which the Company applies net investment hedge accounting. When converted to US$ at US$/€ closing exchange rate, it contributes to reduce the impact in translation difference reserves generated in the equity of these consolidated financial statements by the conversion of the net assets of the Spanish solar assets into US$.

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10 million, approximately $11.4 million, which is available in euros or U.S. dollars and was fully drawn down in 2017. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. The credit facility maturity date was July 20, 2019 and therefore the amounts drawn down were classified as Current as of June 30, 2019. It has been renewed during the month of July 2019 and the new maturity date is July 4, 2020.

On May 10, 2018, the Company entered into a $215 million revolving credit facility (the “Revolving Credit Facility”) with Royal Bank of Canada, as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $70 million of the Revolving Credit Facility. As of June 30, 2019, the Company had drawn down an amount of $73 million (net of debt issuance costs). During the month of January 2019, the amount of the Revolving Credit Facility increased from $215 million to $300 million. On August 2, 2019, the amount of the Revolving Credit Facility increased from $300 million to $425 million and the maturity was extended to December 31, 2022 for $387.5 million, while the remaining 37.5 million matures on December 31, 2021. As of June 2019, the maturity of the Revolving Credit Facility was December 31, 2021 for its full amount.

Current corporate debt corresponds mainly to the nominal of the 2017 Credit Facility.

On April 30, 2019, the Company entered into a senior unsecured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €268 million (the “2019 Note Issuance Facility”). The principal amount was issued in May 24, 2019 and was used to prepay and subsequently cancel in full the aforementioned 2019 Notes and for general corporate purposes. The 2019 Note Issuance Facility includes an upfront fee of 2% paid on drawdown and its maturity date is April 30, 2025. Interest accrue at a rate per annum equal to the sum of 3-month EURIBOR plus 4.65%. The interest rate on the 2019 Note Issuance Facility is fully hedged by an interest rate swap with effective date June 28, 2019 and maturity date June 30, 2022, resulting in the Company paying a net fixed interest rate of 4.4%. The 2019 Note Issuance Facility provides that the Company may capitalize interest on the notes issued thereunder for a period of up to two years from closing at the Company´s discretion, subject to certain conditions.

Note 15. - Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, efficient natural gas, electric transmission line and water assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in Note 6 of these consolidated condensed interim financial statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing. In addition, the cash of the Company´s projects includes funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $249 million as of June 30, 2019 ($296 million as of December 31, 2018).

Compared with corporate debt, project debt has certain key advantages, including a greater leverage and a clearly defined risk profile.

The breakdown of project debt for both non-current and current liabilities as of June 30, 2019 and December 31, 2018 is as follows:

	Balance as of June 30,	Balance as of December 31,
	2019	2018
	($ in thousands)
Non-current	4,204,804	4,826,659
Current	792,616	264,455
Total Project debt	4,997,420	5,091,114

The decrease in total project debt is primarily due to contractual payments of debt for the six-month period ended June 30, 2019.

Due to the PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company (“PG&E”), chapter 11 filings in January 2019, a default of the PPA agreement with PG&E occurred. Since PG&E failed to assume the PPA within 180 days from the commencement of the PG&E’s chapter 11 proceedings, a technical event of default was triggered under the Mojave project finance agreement in July 2019, and this event was highly probable as of June 30, 2019. Although the Company does not contemplate the scenario under which the DOE would declare the acceleration of debt, the project debt agreement does not have an unconditional right to defer the settlement of the debt for at least twelve months as of June 30, 2019, as the event of default provision make that right not totally unconditional, and therefore the debt has been presented as current in these condensed interim financial statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

The repayment schedule for project debt in accordance with the financing arrangements and assuming there will be no acceleration of the Mojave debt, as of June 30, 2019, is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2019
Payment of interests accrued as of June 30, 2019	Nominal repayment	Between January and June 2020	Between July and December 2020	2021	2022	2023	Subsequent Years	Total
($ in thousands)
17,629	158,254	86,695	166,057	265,094	296,201	322,544	3,684,945	4,997,420

Note 16. - Grants and other liabilities

	Balance as of June 30,	Balance as of December 31,
	2019	2018
	($ in thousands)
Grants	1,117,517	1,150,805
Other Liabilities	532,454	507,321
Grant and other non-current liabilities	1,649,971	1,658,126

As of June 30, 2019, the amount recorded in Grants corresponds primarily to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $723 million ($739 million as of December 31, 2018), which was primarily used to fully repay the Solana and Mojave short-term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $393 million ($410 million as of December 31, 2018). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. Total amount of income for these two types of grants for Solana and Mojave is $29.5 million and $29.6 million for the six-month periods ended June 30, 2019 and 2018, respectively.

Other liabilities mainly relate to the investment from Liberty Interactive Corporation (”Liberty”) made on October 2, 2013 for an amount of $300 million. The investment was made in class A shares of Arizona Solar Holding, the holding of Solana Solar plant in the United States. Such investment was made in a tax equity partnership which permits the partners to have certain tax benefits such as accelerated depreciation and ITC. Liberty has the right to receive 61.20% of taxable losses and distributions until such time as Liberty reaches a certain rate of return, or the Flip Date, and 22.60% of taxable losses and distributions thereafter. Given the underperformance of the asset in the last years, there is uncertainty regarding the Flip Date, regarding when it will occur, if so. The Company expects potential cash distributions from Solana to go mostly or entirely to Liberty in the upcoming years.

According to the stipulations of IAS 32 and in spite of the fact that the investment of Liberty is in shares, it does not qualify as equity and has been classified as a liability as of June 30, 2019 and as of December 2018. The liability is recorded in Grants and other liabilities for a total amount of $371 million as of June 30, 2019 ($358 million as of December 31, 2018) and its current portion is recorded in other current liabilities for the remaining amount (Note 17). This liability has been initially valued at fair value, calculated as the present value of expected cash-flows during the useful life of the concession, and is then measured at amortized cost in accordance with the effective interest method, considering the most updated expected future cash-flows.

Additionally, other liabilities include $55 million as of June 30, 2019 ($57 million as of December 2018) of finance lease liabilities.

Note 17. - Trade payables and other current liabilities

Trade payable and other current liabilities as of June 30, 2019 and December 31, 2018 are as follows:

	Balance as of June 30,	Balance as of December 31,
	2019	2018
	($ in thousands)
Trade accounts payable	61,218	109,430
Down payments from clients	6,209	6,289
Liberty (Note 16)	37,119	37,119
Other accounts payable	44,791	39,195
Total	149,337	192,033

Trade accounts payables mainly relate to the operation and maintenance of the plants.

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Note 18. - Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates.

For the six-month period ended June 30, 2019, Income tax amounted to a $27,040 thousand expense with respect to a profit before income tax of $49,787 thousand. In the six-month period ended June 30, 2018, Income tax amounted to a $31,019 thousand expense with respect to a profit before income tax of $104,194 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19. - Financial income and expenses

Financial income and expenses

The following table sets forth our financial income and expenses for the six-month period ended June 30, 2019 and 2018:

	For the six-month period ended June 30,
Financial income	2019	2018
	($ in thousands)
Interest income from loans and credits	340	36,871
Interest rates benefits derivatives: cash flow hedges	177	-
Total	517	36,871

	For the six-month period ended June 30,
Financial expenses	2019	2018
Expenses due to interest:	($ in thousands)
- Loans from credit entities	(130,644)	(128,838)
- Other debts	(50,387)	(42,951)
Interest rates losses derivatives: cash flow hedges	(29,501)	(34,317)
Total	(210,532)	(206,106)

As of June 30, 2018, financial income from loans and credits primarily included a non-monetary financial income of $36.6 million resulting from the refinancing of the debts of Helios 1&2 and Helioenergy 1&2 in the second quarter of 2018.

Interests from other debts are primarily interests on the notes issued by ATS, ATN, Atlantica and Solaben Luxembourg and interests related to the investment from Liberty (Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out ‘Other net financial income and expenses” for the six-month periods ended June 30, 2019, and 2018:

	For the six-month period ended June 30,
Other financial income / (expenses)	2019	2018
	($ in thousands)
Other financial income	8,536	5,514
Other financial losses	(8,747)	(15,201)
Total	(211)	(9,687)

Other financial income are primarily interests on deposits.

Other financial losses primarily include expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Note 20. - Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the six-month periods ended June 30, 2019, and 2018:

Other Operating income	For the six-month period ended June 30,
	2019	2018
	($ in thousands)
Grants (Note 16)	29,578	29,719
Income from various services and insurance proceeds	15,330	16,384
Income from the purchase of the long-term operation and maintenance payable with Abengoa	-	38,955
Total	44,908	85,058

On April 26, 2018, Atlantica purchased from Abengoa the long-term operation and maintenance payable accrued for the period up to December 31, 2017, which was recorded for an amount of $57.3 million at the date of repayment. The Company paid $18.3 million for this extinguishment of debt and accounted for the difference of $39.0 million with the carrying amount of the debt as an income in the profit and loss statement.

Other Operating expenses	For the six-month period ended June 30,
	2019	2018
	($ in thousands)
Leases and fees	(945)	(1,033)
Operation and maintenance	(66,580)	(71,367)
Independent professional services	(17,604)	(15,714)
Supplies	(11,326)	(13,152)
Insurance	(12,053)	(12,606)
Levies and duties	(14,715)	(21,957)
Other expenses	(3,007)	(5,397)
Total	(126,230)	(141,226)

Note 21. - Earnings per share

Basic earnings per share have been calculated by dividing the loss attributable to equity holders by the average number of shares outstanding. Diluted earnings per share equals basic earnings per share for the periods presented.

Item	For the six-month period ended June 30,
	2019	2018
	($ in thousands)
Profit/ (loss) from continuing operations attributable to Atlantica.	16,956	67,350
Average number of ordinary shares outstanding (thousands) - basic and diluted	100,516	100,217
Earnings per share from continuing operations (U.S. dollar per share) - basic and diluted	0.17	0.67
Earnings per share from profit/(loss) for the period (U.S. dollar per share) - basic and diluted	0.17	0.67

Note 22. - Subsequent events

On July 30, 2019, Atlantica signed an agreement with Abengoa to acquire ASI Operations LLC (“ASI Ops”), the company that performs the operation and maintenance services to the solar assets of the Company in the U.S., for a price of approximately $6 million. With this acquisition, Atlantica reduces its dependence on Abengoa as O&M supplier and will achieve a cost reduction of $0.5 to $0.6 million per year.

On August 2, 2019, The Company closed the acquisition of a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity, after conditions precedent were fulfilled, and paid $42 million for the total equity investment.

On August 2, 2019, the limit of the Revolving Credit Facility was increased by an additional $125 million up to a total of $425 million.

On August 2, 2019, the Board of Directors of the Company approved a dividend of $0.40 per share, which is expected to be paid on September 13, 2019.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB and other disclosures including the disclosures under “Part II. Item 1A. Risk Factors” and “Item 3.D – Risk Factors” in our Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. The results shown here are not necessarily indicative of the results expected in any future period. Please see our Annual Report for additional discussion of various factors affecting our results of operations.

Overview

We are a sustainable total return infrastructure company that owns and manages renewable energy, efficient natural gas, transmission and transportation infrastructures and water assets. We currently have operating facilities in North America (United States, Canada and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa). We intend to expand our portfolio, maintaining North America, South America and Europe as our core geographies.

As of the date of this quarterly report, we own or have an interest in a portfolio of high-quality and diversified assets in terms of type of asset, technology and geographic footprint. Our portfolio consists of 25 assets with 1,496 MW of aggregate renewable energy installed generation capacity, 442 MW of efficient natural gas-fired power generation capacity, 10.5 Mft3 per day of water desalination and 1,152 miles of electric transmission lines.

All of our assets have contracted revenue (regulated revenue in the case of our Spanish assets and one transmission line in Chile) and are underpinned by long-term contracts. As of December 31, 2018, our assets had a weighted average remaining contract life of approximately 18 years. Most of the assets we own or in which we have an interest have project finance agreements in place.

We intend to take advantage of, and leverage our growth strategy on, favorable trends in the clean power generation, transmission and transportation infrastructures and water sectors globally, including energy scarcity and the focus on the reduction of carbon emissions. Our portfolio of operating assets and our strategy focus on sustainable technology including renewable energy, efficient natural gas, water infrastructure, and transmission networks as enablers of a sustainable power generation mix. Renewable energy is expected to represent the majority of new investments in the power sector in most markets, according to Bloomberg New Energy Finance 2018. Approximately 50% of the world’s power generation by 2050 is expected to come from renewable sources, indicating that renewable energy is becoming mainstream. We believe regions will need to complement investments in renewable energy with investments in efficient natural gas, transmission networks and storage. We believe that we are well positioned to benefit from the expected transition towards a more sustainable power generation mix. In addition, we believe that water is going to be the next frontier in a transition towards a more sustainable world. New sources of water are needed worldwide, and water desalination and water transportation infrastructure should help make that possible. We currently participate in two water desalination plants with a 10 million cubic feet capacity and we have reached an agreement to acquire a third.

We are focused on high-quality and long-life facilities as well as long-term agreements that we expect will produce stable, long-term cash flows. We intend to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new assets and/or businesses where revenues are not fully contracted.

We believe we can achieve organic growth through the optimization of the existing portfolio, price escalation factors in many of our assets and the expansion of current assets, particularly our transmission lines, to which new assets can be connected. We currently own three transmission lines in Peru and four in Chile. We believe that current regulations in Peru and Chile provide a growth opportunity by expanding transmission lines to connect new clients. Additionally, we believe that we have repowering opportunities in certain existing generation assets.

In addition, we have in place exclusive right of first offer agreements with AAGES, Algonquin and Abengoa. The AAGES ROFO Agreement provides us with a right of first offer on any proposed sale, transfer or other disposition of certain of AAGES’s assets. The Algonquin ROFO Agreement provides us a right of first offer on any proposed sale, transfer or other disposition of any of Algonquin’s contracted facilities or with infrastructure facilities located outside of the United States or Canada which are developed under expected long-term revenue agreements or concession agreements. Additionally, we plan to collaborate with Algonquin on several co-investment opportunities for assets in operation and for assets under development or construction, and it could represent another source of future growth. In addition, under the Algonquin ROFO Agreement, Algonquin agreed to periodically discuss with us the possibility of offering for sale interests in certain assets owned by Algonquin companies in Canada and the United States. On May 9, 2019, we signed a new enhanced collaboration agreement with Algonquin that we expect will facilitate Atlantica accelerating its growth in the US and Canada (see Recent Developments). The Abengoa ROFO Agreement provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, efficient natural gas, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia. See “Item 4.B—Business Overview—Overview” and “Item 7.B—Related Party Transactions—Abengoa Right of First Offer” in our Annual Report.

Additionally, we intend to enter or have already entered into similar agreements or partnerships with other developers or asset owners to acquire assets. We may also invest directly or through investment vehicles with partners in assets under development or construction, ensuring that such investments are always a small part of our total investments. Finally, we also expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors in which we operate.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and through the acquisition of assets. Pursuant to our cash dividend policy, we intend to pay a cash dividend each quarter to holders of our shares.

On March 9, 2018, Algonquin completed an acquisition of a 25.0% stake in us from Abengoa with the option to acquire the remaining 16.5% stake. On April 17, 2018, Algonquin announced that it reached an agreement with Abengoa to acquire Abengoa’s remaining 16.5% stake. On November 27, 2018, Algonquin announced that they had completed the purchase of a 16.5% equity interest in Atlantica from Abengoa, and therefore Abengoa no longer has an equity interest in Atlantica. In 2019, Algonquin has increased its equity interest in us to 44.2% (see “Recent Developments”).

Key Metrics

We regularly review a number of financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Further Adjusted EBITDA. Our management believes Further Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with additional tools to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. This measure is widely used by other companies in the same industry.

Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and the Consolidated Condensed Interim Financial Statements, and dividends received from our preferred equity investment in ACBH until 2017.

Our revenue and Further Adjusted EBITDA by geography and business sector for the six-month period ended June 30, 2019 and 2018 are set forth in the following tables:

	Six-month period ended June 30,
Revenue by geography	2019		2018
	$ in millions	% of total revenue	$ in millions	% of total revenue
North America	$164.5	32.6%	$172.3	33.6%
South America	69.1	13.7%	59.9	11.7%
EMEA	271.2	53.7%	280.9	54.7%
Total revenue	$504.8	100.0%	$513.1	100.0%

	Six-month period ended June 30,
Revenue by business sector	2019		2018
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$380.1	75.3%	$392.2	76.4%
Efficient natural gas power	61.7	12.2%	61.4	12.0%
Electric transmission lines	51.1	10.1%	47.9	9.3%
Water	11.9	2.4%	11.6	2.3%
Total revenue	$504.8	100.0%	$513.1	100.0%

	Six-month period ended June 30,
Further Adjusted EBITDA by geography	2019		2018
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$147.1	89.4%	$154.7	89.8%
South America	57.5	83.2%	49.2	82.2%
EMEA	201.8	74.4%	235.5	83.8%
Total Further Adjusted EBITDA(1)	$406.4	80.5%	$439.4	85.6%

	Six-month period ended June 30,
Further Adjusted EBITDA by business sector	2019		2018
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$301.4	79.3%	$345.4	88.1%
Efficient natural gas power	54.3	88.0%	47.0	76.5%
Electric transmission lines	43.6	85.3%	40.3	84.1%
Water	7.1	59.7%	6.7	57.9%
Total Further Adjusted EBITDA(1)	$406.4	80.5%	$439.4	85.6%

Note:
(1)
Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and the Consolidated Condensed Interim Financial Statements. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results See Note 4 to the Consolidated Condensed Interim Financial Statements.

Recent Acquisitions

In January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, S.L.U., a holding company which owns a 51% stake in Tenes, a water desalination plant in Algeria, similar in several aspects to our Skikda and Honaine plants. Tenes has a capacity of 7 million cubic feet per day to provide water under a water purchase agreement in place with Sonatrach and ADE (Algerienne des Eaux), with a remaining term of approximately 22 years. It has been in operation since 2015. The tariff structure is based upon plant capacity and water production and the price is adjusted monthly based on indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency. Closing of the acquisition is subject to conditions precedent, including approval by the Algerian administration. At this stage, we cannot guarantee that we will obtain this approval nor the expected timing of such approval. The price agreed for the equity value is $24.5 million, of which $19.9 million has been paid as of January 2019 as an advanced payment and the rest is expected to be paid once the conditions precedent are fulfilled. If all the conditions precedent are not fulfilled by September 30, 2019, the advanced payment shall be progressively reimbursed by Abengoa through a full cash-sweep of all the dividends to be received in no case later than September 30, 2031, together with an annual 12% interest.

In April 2019, we entered into an agreement to acquire a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130MW installed capacity and 12 MW battery capacity. The acquisition closed on August 2, 2019 and we paid $42 million for the total equity investment. The asset, located in Mexico, has been in operation since 2018 and represents our first investment in electric batteries. It has a U.S. dollar-denominated 20-year PPA with two international large corporations engaged in the car manufacturing industry as well as a 20-year contract for the natural gas transportation from Texas with a U.S. energy company. The PPA also includes price escalation factors. The asset is the sole electricity supplier for the off-takers, it has no commodity risk and also has the possibility to sell excess energy to the North-East region of the country. We have also entered into a ROFO agreement with the seller of the shares for the remaining 70% stake in the asset.

On May 31, 2019, we entered into an agreement with Abengoa to acquire a 15% stake in Rioglass, a multinational manufacturer of solar components in order to secure certain Abengoa obligations. The investment was $7 million, and it is classified as available for sale and will generate an interest income for us once divested.

Recent Developments

On August 2, 2019, our board of directors approved a dividend of $0.40 per share, which represents an increase of 18% from the second quarter of 2018.  The dividend is expected to be paid on September 13, 2019, to shareholders of record as of August 30, 2019.

On July 30, 2019, Atlantica signed an agreement with Abengoa to acquire ASI Ops, the company that performs the operation and maintenance services to our solar assets in the U.S., for a price of approximately $6 million. With this acquisition, we reduce our dependence on Abengoa as O&M supplier and we will achieve a cost reduction of $0.5 to $0.6 million per year, corresponding to the fee previously paid by Mojave for these services. Additionally, if Abengoa did not comply with its obligations to Solana as the EPC supplier, including the long-term payments agreed in the context of the DOE consent, we would achieve an additional cost reduction of $0.5 million per year, corresponding to the fee payable by Solana for these services. If Abengoa continued to comply with its obligations, Solana would continue making its O&M service fee payments to ASI Ops and we would transfer to Abengoa those amounts starting in 2021.

Additionally, the Company intends to internalize part of the activities contracted in two wind assets, maintaining a direct relationship with the supplier for the turbine maintenance services.

On May 9, 2019, we signed a new enhanced collaboration agreement with Algonquin. The main terms are as follows:

•	Atlantica has a right to acquire stakes or make investments in two Algonquin assets in the U.S., subject to the parties acting reasonably and in good faith agreeing price and terms of such transfers.

•
Additionally, both companies have agreed to analyze jointly during the next six months Algonquin’s contracted assets portfolio in the U.S. and Canada to identify assets where a drop down could add value for both parties, according to each company’s key metrics.

•
The existing Shareholders Agreement has been modified to allow Algonquin to increase its shareholding in Atlantica up to a 48.5% without any change in corporate governance. Algonquin’s voting rights and rights to appoint directors are limited to a 41.5% and the additional 7% will vote replicating non-Algonquin’s shareholders vote. Part of this investment in Atlantica’s shares was done by Algonquin by subscribing $30 million dollars in new shares issued by Atlantica on May 22, 2019 at a price of $21.67 per share, a 6% premium with respect to the closing price of May 9, 2019. In addition, Algonquin acquired an additional 2 million shares through an accelerated share purchase agreement signed with a broker on May 31, 2019, increasing its stake in us up to a 44.2%.

Additionally, on May 24, 2019, Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada’s first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership , the holding company of Windlectric. Since Atlantica has control over AYES Canada under IFRS 10 “Consolidated Financial Statements”, its consolidated financial statements show a total investment in the Amherst Island project of $97.2 million, accounted for as “Investments carried under the equity method” (Note 7) and Algonquin’s portion of that investment of $92.3 million as “Non-controlling interest”. In addition, and under certain circumstances considered remote by both companies, Atlantica and Algonquin have options to convert shares of AYES Canada currently owned by Algonquin into Atlantica ordinary shares in exchange for a higher stake in the plant, subject to the provisions of the standstill and enhanced collaboration agreements with Algonquin.

We cannot guarantee that we will be able to consummate the acquisition of stakes or investments in the two assets in the U.S. (or, if consummated, that such acquisitions will take place within expected timetable) or that the joint review of Algonquin’s contracted assets portfolio in North America will result in any additional drop-down acquisitions or further growth.

On May 7, 2019, a proposal led by AAGES won the bidding process for a new transmission line in Uruguay. The project includes two transmission lines of approximately 50 miles and a substation, which will be contracted under 20 and 30 year agreements, respectively, in U.S. dollars with UTE, the current off-taker in the three plants we own in Uruguay. Atlantica expects to own 25% of the project and has a right of the first offer over the rest of the investment.

On January 29, 2019, PG&E, the off-taker for Atlantica with respect to the Mojave plant, filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California . As a consequence, PG&E has not paid the portion of the invoice corresponding to the electricity delivered for the period between January 1 and January 28, 2019, which was due on February 25, given that the services relate to the pre-petition period and any payment therefore would require approval by the Bankruptcy Court. However, Mojave Solar has filed a 503(b)(9) claim for the portion of energy delivered 20 days prior to the PG&E filing in accordance with the Bankruptcy Court’s order regarding 503(b)(9) claims and will file a claim for the remaining outstanding balance of energy delivered prior to the claims filing bar date set by the Bankruptcy Court. Further, PG&E has paid all the invoices corresponding to the electricity delivered after January 28. Due to the PG&E chapter 11 filings, a default of the PPA agreement with PG&E occurred with the PG&E bankruptcy filing. Since PG&E failed to assume the PPA within 180 days from the commencement of PG&E’s chapter 11 proceeding, a technical event of default was triggered under our Mojave project finance agreement in July 2019 and this event was highly probable as of June 30, 2019. Although we do not expect the acceleration of debt to be declared by the DOE, the project debt agreement does not have what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months, as the event of default provision make that right not totally unconditional, and therefore the debt has been presented as current in our financial statements. As of June 30, 2019, Mojave had $730 million outstanding under its project financing agreement with the Federal Financing Bank, with a guarantee from the DOE. Additionally, Mojave represents approximately 13.5% of 2018 project level cash available for distribution. Chapter 11 bankruptcy is a complex process and we do not know at this time whether PG&E will seek to reject the PPA or not.  However, PG&E has continued to be in compliance with the remaining terms and conditions of the PPA, including with all payment terms of the PPA up through the date hereof with the exception of services for prepetition services that became due and payable after the chapter 11 filing date. It remains possible that at any time during the chapter 11 proceeding, PG&E may decide to cease performing under the PPA and attempt to reject or renegotiate the terms of its contract with us. If PG&E rejected the contract and stopped making payments in accordance with the PPA, Mojave could fail in servicing its debt under its project finance agreement, which would also cause a default under the project finance agreement. If not cured or waived, an event of default in the project finance agreement could result in debt acceleration and, if such amounts were not timely paid, the DOE could decide to foreclose on the asset. The PG&E bankruptcy has heightened the risk that project level cash distributions could be restricted for an undetermined period of time, thereby impacting our corporate liquidity and corporate leverage. Mojave project cash distributions to the corporate level normally take place at the end of the year. The last distribution received at the corporate level took place in December 2018. Unless the technical event or default is cured or waived, distributions may not be made during the pendency of the bankruptcy. Such events may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in our shareholder base during the first quarter of 2019 may have triggered an ownership change under Section 382 of the Internal Revenue Code of 1986. This section generally restricts the use of U.S. NOLs. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change U.S. NOLs, equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate for the month in which the ownership change occurs, and increased by a certain portion of any “built-in-gains.” According to our analysis, we do not expect additional limitations in our U.S. NOLs as a result of this ownership change.

Potential implications of Abengoa developments

Abengoa, which is currently our largest supplier and used to be our largest shareholder, went through a restructuring process which started in November 2015 and ended in March 2017 and has recently obtained approval for a new restructuring.

We expect Abengoa to continue to maintain its contractual obligations under material contracts with us including the operation and maintenance agreements. However, a decline in the financial situation of Abengoa and certain Abengoa subsidiaries may result in a material adverse effect on our operation and maintenance agreements. Abengoa and its subsidiaries provide operation and maintenance services for many of our assets. We cannot guarantee that Abengoa and/or its subcontractors will be able to continue performing with the same level of service, under the same terms and conditions, or at the same prices. If Abengoa cannot continue performing current services at the same prices, we may need to renegotiate contracts, change suppliers, pay higher prices or change the level of services.

In addition, the project financing arrangement of Kaxu contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement.

A decline in the financial situation of Abengoa may also result in a material adverse effect on Abengoa’s and its subsidiaries’ obligations, warranties and guarantees, and indemnities covering, for example, potential tax liabilities for assets acquired from Abengoa, or any other agreement. The Financial Support Agreement with Abengoa expired in June 2019 and Abengoa’s commitment to maintain guarantees and letters of credit currently outstanding in our affiliates’ favor expired as well. We are in the process of replacing the $3 million remaining guarantees which expire in the short-term. In addition, Abengoa represented that in furtherance of the accession to the restructuring agreement, we would not be a guarantor of any obligation of Abengoa with respect to third parties. Abengoa agreed to indemnify us for any penalty claimed by third parties resulting from any breach in Abengoa’s representations.

Furthermore, in January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Tenes, a water desalination plant in Algeria. Closing of the acquisition is subject to conditions precedent, including the approval by the Algerian administration. The price agreed for the equity value is $24.5 million, of which $19.9 million were paid in January 2019 as an advanced payment and the rest is expected to be paid once the conditions precedent are fulfilled. If all the conditions precedent are not fulfilled by September 30, 2019, the advanced payment shall be progressively reimbursed by Abengoa through a full cash-sweep of all the dividends to be received, in no case later than September 30, 2031, together with an annual 12% interest. If the acquisition does not close and Abengoa is not able to reimburse the advanced payment, this may have an adverse effect on our results of operations and cash flows.

Currency Presentation and Definitions

In this quarterly report, all references to “U.S. Dollar” and “$” are to the lawful currency of the United States.

Factors Affecting the Comparability of Our Results of Operations

Acquisitions

In February 2018, we completed the acquisition of a 4 MW mini-hydroelectric power plant in Peru for a cash consideration of approximately $9 million.

In December 2018, we completed the acquisition for an expansion of our ATN transmission line by acquiring a 220-kV power substation and two small transmission lines in Peru. The total purchase price  for this asset was approximately $16 million.

In December 2018, we completed the acquisition of Chile TL3, a transmission line currently in operation in Chile. Our investment amounted to approximately $6 million.

In December 2018, we completed the acquisition of Melowind, a 50 MW wind plant in Uruguay, from Enel Green Power S.p.A. The total purchase price for this asset was approximately $45 million.

The results of operations of each acquisition have been consolidated since the date of their respective acquisition. The acquisitions we have made in 2018 and 2019 and any other acquisitions we may make from time to time, will affect the comparability of our results of operations.

Factors Affecting Our Results of Operations

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness with variable interest rates.

Most of our debt consists of project debt. As of December 31, 2018, approximately 93% of our project debt has either fixed interest rates or has been hedged with swaps or caps.

To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. We estimate that approximately 91% of our total interest risk exposure (including both corporate and project debt) was fixed or hedged as of December 31, 2018. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR or LIBOR.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars. Our solar power plants in Spain have their revenues and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenues and expenses denominated in South African rand.

Our strategy is to hedge cash distributions from our Spanish assets. We hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 11—Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange rate risk” in our Annual Report. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates. Revenue, expenses and cash flows are translated using average rates of exchange. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Key Performance Indicators

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs and to adjust our expectations, financial budgets and forecasts appropriately.

	Volume sold and availability levels Six-month period ended June 30,
Key performance indicator	2019	2018
Renewable energy
MW in operation(1)	1,496	1,446
GWh produced(2)	1,651	1,446
Efficient natural gas power
MW in operation	300	300
GWh produced(3)	866	1,101
Availability (%)(3)(4)	88.5%	98.6%
Electric transmission lines
Miles in operation	1,152	1,099
Availability (%)(5)	100.0%	99.9%
Water
Mft[3] in operation(1)	10.5	10.5
Availability (%)(5)	100.6%	100.9%

Note:
(1)	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets
(2)	Includes curtailment in wind assets for which we receive compensation
(3)	Major maintenance overhaul held in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per the contract
(4)	Electric availability refers to operational MW over contracted MW
(5)	Availability refers to actual availability divided by contracted availability

Production in the renewable business sector increased by 14% in the six-month period ended June 30, 2019, compared to the six-month period ended June 30, 2018. Production increased significantly in Spain, mainly due to higher solar radiation in the period and solid operational performance of our assets. In South Africa, Kaxu continued to deliver solid performance which, coupled with higher solar resource, resulted in higher production. Production in our wind assets during the six-month period ended June 30, 2019 increased significantly as a result of the contribution of Melowind, which was acquired in December 2018. This increase was partially offset by lower energy generation in the United States, mainly due to lower solar radiation in the first half of 2019 and longer than expected maintenance stops in the first quarter. In Solana, we have completed the improvements in our heat exchangers proposed by the equipment supplier and Abengoa to improve performance and reliability. We continue working on the replacement of one of the six heat exchangers.

In ACT, our efficient natural gas power asset, we performed our scheduled major overhaul in one of the turbines in the first quarter of 2019 and in the other turbine in the second quarter of 2019, which explains lower availability and production levels when compared to the first half of 2018. Since the major overhaul was scheduled, it did not have any impact on revenues in this quarter.

Our transmission lines and water assets, the two other sectors where our revenues are based on availability, continue to comfortably achieve high availability levels.

Results of Operations

The table below illustrates our results of operations for the six-month periods ended June 30, 2019 and 2018.

	Six-month period ended June 30,
	2019	2018	% Variation
	($ in millions)
Revenue	$504.8	$513.1	(1.6)%
Other operating income	44.9	85.1	(47.2)%
Raw materials and consumables used	(6.3)	(7.3)	(13.7)%
Employee benefit expenses	(10.8)	(10.3)	4.9%
Depreciation, amortization, and impairment charges	(150.1)	(160.3)	(6.4)%
Other operating expenses	(126.2)	(141.2)	(10.6)%
Operating profit	$256.3	$279.1	(8.2)%

Financial income	0.5	36.9	(98.6)%
Financial expense	(210.5)	(206.1)	2.1%
Net exchange differences	0.3	1.1	(72.7)%
Other financial income/(expense), net	(0.2)	(9.7)	(97.9)%
Financial expense, net	$(209.9)	$(177.8)	(18.1)%

Share of profit of associates carried under the equity method	3.4	2.9	17.2%
Profit/(loss) before income tax	$49.8	$104.2	(52.2)%

Income tax	(27.0)	(31.0)	(12.9)%
Profit/(loss) for the period	$22.8	$73.2	(68.9)%

Profit attributable to non-controlling interest	(5.8)	(5.8)	(0.0)%
Profit/(loss) for the period attributable to the parent company	$17.0	$67.4	(74.8)%
Weighted average number of ordinary shares outstanding (thousands)	100,516	100.217
Basic and diluted earnings per share attributable to the parent company (U.S. dollar per share)	0.17	0.67
Dividend paid per share(1)	0.76	0.63

Note:
(1)
On February 26, 2019 and May 7, 2019, our board of directors approved dividends of $0.37 and $0.39 per share, corresponding to the fourth quarter of 2018 and the first quarter of 2019, respectively, which were paid on March 22, 2019 and June 14, 2019. On February 27, 2018 and May 11, 2018, the board of directors declared a dividend of $0.31 and $0.32 per share, corresponding to the fourth quarter of 2017 and the first quarter of 2018, respectively, which were paid on March 27, 2018 and June 15, 2018.

Comparison of the Six-Month Periods Ended June 30, 2019 and 2018

The significant variance, or variances, of the material components of the results of operations are discussed in the following section.

Revenue

Revenue decreased by 1.6% to $504.8 million for the six-month period ended June 30, 2019, compared to $513.1 million for the six-month period ended June 30, 2018. The decrease was primarily due to the effect of the depreciation of the euro and South African rand against the U.S. dollar. On a constant currency basis, revenue for the six-month period ended June 30, 2019 would have been $527.3 million, representing an increase of 2.8% compared to six-month period ended June 30, 2018. Although we hedge our net cash flow exposure to the euro, variations in the euro to U.S. dollar exchange rate affect our revenues and Further Adjusted EBITDA. The decrease in revenue is also due to the reduced production from our U.S. solar assets, resulting from lower solar radiation and scheduled maintenance stops that took longer than expected in the first quarter. These effects were partially offset by an increase in revenues resulting from our recent acquisitions of wind and transmission assets and increased production in Spain and South Africa, where our assets continue to deliver solid operational performance.

Other operating income

The following table sets forth our other operating income for the six-month period ended June 30, 2019 and 2018:

	Six-month period ended June 30,
Other operating income	2019	2018
	($ in millions)
Grants	$29.6	$29.7
Income from various services	15.3	16.4
Income from purchase of long-term O&M payable	0	39.0
Total	$44.9	$85.1

Other operating income decreased by 47.2% to $44.9 million for the six-month period ended June 30, 2019, compared to $85.1 million for the six-month period ended June 30, 2018. The decrease was due to the one-time gain we recorded in the second quarter of 2018 in relation to the purchase from Abengoa of the long-term operation and maintenance payable accrued until December 31, 2017, which amounted to $57.3 million. We paid $18.3 million for  such payables accrued and as a result in the second quarter of 2018 we recorded a one-time gain equal to the difference, amounting to $39.0 million. Excluding this one-time impact, other operating income for the first six months of 2019 was in line with the same period of 2018.

Grants represent the financial support provided by the U.S. government to Solana and Mojave and consist of ITC Cash Grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank.

Raw materials and consumables used

Raw materials and consumables used decreased by 13.7% to $6.3 million for the six-month period ended June 30, 2019, compared to $7.3 million for the six-month period ended June 30, 2018, primarily due to fewer spare parts and consumables used at certain Spanish assets.

Employee benefits expenses

Employee benefit expenses remained stable at $10.8 million for the six-month period ended June 30, 2019, compared to $10.3 million for the six-month period ended June 30, 2018.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges decreased by 6.4% to $150.1 million for six-month period ended June 30, 2019, compared with $160.3 million for the six-month period ended June 30, 2018 mainly due to a reversal of the impairment provisions in ACT. IFRS 9 requires impairment provisions to be based on the expected credit losses on financial assets rather than on actual credit losses and the expected loss decreased in the first half of 2019. This decrease was partly offset by the increase resulting from the new assets acquired at the end of 2018.

Other operating expenses

The following table sets forth our other operating expenses for the six-month period ended June 30, 2019 and 2018:

	Six-month period ended June 30,
Other operating expenses	2019		2018
	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	$1.0	0.2%	$1.0	0.2%
Operation and maintenance	66.6	13.2%	71.4	13.9%
Independent professional services	17.6	3.5%	15.7	3.1%
Supplies	11.3	2.2%	13.2	2.6%
Insurance	12.1	2.4%	12.6	2.5%
Levies and duties	14.7	2.9%	21.9	4.3%
Other expenses	2.9	0.6%	5.4	1.1%
Total	$126.2	25.0%	$141.2	27.5%

Other operating expenses decreased by 10.6% to $126.2 million for the six-month period ended June 30, 2019, compared to $141.2 million for the six-month period ended June 30, 2018.  This decrease was mainly due to lower levies and duties expenses, which generally include a 7% electricity sales tax in our Spanish assets. At the end of 2018, the Spanish government granted a six-month exemption from this tax until April 2019, which reduced our expenses. Revenues were reduced in the same amount during the six-month period, in accordance with the regulation in place. The decrease was also due to lower operation and maintenance costs in ACT, since a major overhaul took place during the first six months of 2019. There is a reduction in operation and maintenance costs in the quarters prior to the major maintenance takes place.

Operating profit

As a result of the above factors, operating profit for the first six months of 2019 decreased by 8.2% compared to the first half of 2018. Operating profit amounted to $256.3 million in the six-month period ended June 30, 2019 compared to $279.1 million for the six-month period ended June 30, 2018. If we exclude the $39.0 million one-time gain we recorded in the second quarter of 2018 in relation to the purchase of the long-term operation and maintenance, operating profit for the first six months of 2019 would have increased by 6.8%.

Financial income and financial expense

	Six-month period ended June 30,
Financial income and financial expense	2019	2018
	$ in millions
Financial income	$0.5	$36.9
Financial expense	(210.5)	(206.1)
Net exchange differences	0.3	1.1
Other financial income/(expense), net	(0.2)	(9.7)
Financial expense, net	$(209.9)	$(177.8)

Financial income

Financial income decreased in the six-month period ended June 30, 2019 compared to the same period of the previous year mainly due to a non-cash financial income of $36.6 million recorded in the second quarter of 2018, resulting from the refinancing of Helios 1/2 and Helioenergy 1/2. Under the new IFRS 9, when there is a refinancing with a non-substantial modification of the original debt, there is a gain or loss recorded in the income statement. This gain or loss is equal to the difference between the present value of the cash flows under the original terms of the former financing and the present value of the cash flows under the new financing, discounted both at the original effective interest rate.

Financial expense

The following table sets forth our financial expense for the six-month period ended June 30, 2019 and 2018:

	Six-month period ended June 30,
Financial expense	2019	2018
	($ in millions)
Interest expense:
—Loans from credit entities	$(130.6)	$(128.8)
—Other debts	(50.4)	(43.0)
Interest rates losses derivatives: cash flow hedges	(29.5)	(34.3)
Total	$(210.5)	$(206.1)

Financial expense increased slightly by 2.1% to $210.5 million for the six-month period ended June 30, 2019, compared to $206.1 million for the six-month period ended June 30, 2018.

Interest expense on other debts consists of interest on the notes issued by ATS, ATN, Atlantica and Solaben 1/6 and interests related to the investments from Liberty. The increase was largely due to the cancelation costs in relation to the prepayment in full of the 2019 Notes in the second quarter of 2019.

Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other financial income/(expense), net

	Six-month period ended June 30,
Other financial income /(expense), net	2019	2018
	($ in millions)
Other financial income	$8.5	$5.5
Other financial expense	(8.7)	(15.2)
Total	$(0.2)	$(9.7)

Other financial income/(expense), net decreased to a net expense of $0.2 million for the six-month period ended June 30, 2019 compared to a net expense of $9.7 million for the six-month period ended June 30, 2018.  Other financial income in 2019 are primarily interests on deposits. Other financial expense primarily constitutes expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses. The decrease in other financial expense was mostly due to $6.2 million cost recorded in the second quarter of 2018 in relation to the cancelation of project guarantees in Mojave.

Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method increased to $3.4 million in the six-month period ended June 30, 2019 compared to $2.9 million in the six-month period ended June 30, 2018. This includes mainly the income from Honaine, which we account for using the equity method.

Profit/(loss) before income tax

As a result of the previously mentioned factors, we reported a profit before income tax of $49.8 million for the six-month period ended June 30, 2019, compared to a profit before income tax of $104.2 million for six-month period ended June 30, 2018.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. For the six-month period ended June 30, 2019, income tax amounted to an expense of $27.0 million, with a profit before income tax of $49.8 million. For the six-month period ended June 30, 2018, income tax amounted to a $31.0 million expense, with a profit before income tax of $104.2 million. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was $5.8 million for the six-month period ended June 30, 2019  as well as for the six-month period ended June 30, 2018.

Profit / (loss) attributable to the parent company

As a result of the previously mentioned factors, profit attributable to the parent company was $17.0 million for the six-month period ended June 30, 2019, compared to a loss of $67.4 million for the six-month period ended June 30, 2018.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located:

• North America;

• South America; and

• EMEA.

In addition, we have identified the following business sectors based on the type of activity:

• Renewable energy, which includes our activities related to the production of electricity from concentrating solar power and wind plants;

• Efficient natural gas, which includes our activities related to the production of electricity and steam from natural gas;

• Electric transmission, which includes our activities related to the operation of electric transmission lines; and

• Water, which includes our activities related to desalination plants.

As a result, we report our results in accordance with both criteria.

Revenue and Further Adjusted EBITDA by geography

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the six-month period ended June 30, 2019 and 2018, by geographic region:

	Six-month period ended June 30,
Revenue by geography	2019		2018
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$164.5	32.6%	$172.3	33.6%
South America	69.1	13.7%	59.9	11.7%
EMEA	271.2	53.7%	280.9	54.7%
Total revenue	$504.8	100.0%	$513.1	100.0%

	Six-month period ended June 30,
Further Adjusted EBITDA by geography	2019		2018
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$147.1	89.4%	$154.7	89.8%
South America	57.5	83.2%	49,2	82.2%
EMEA	201.8	74.4%	235.5	83.8%
Total Further Adjusted EBITDA(1)	$406.4	80.5%	$439.4	85.6%

Note:
(1)
Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and the Consolidated Condensed Interim Financial Statements.Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

Volume by geography
	Volume sold and availability levels Six-month period ended June 30,
Geography	2019	2018
North America (GWh) (1)	1,535	1,817
North America availability (1)(2)	88.5%	98.6%
South America (miles in operation)	1,152	1,099
South America (GWh) (3)	240	151
South America availability (4)	100.0%	99.9%
EMEA (GWh)	742	579
EMEA (capacity in Mft[3] per day) (5)	10.5	10.5
EMEA availability (4)	100.6%	100.9%

Note:
(1)	Major maintenance overhaul conducted in Q1 and Q2 2019 in ACT, as scheduled, which reduced electric production
(2)	Electric availability refers to operational MW over contracted MW with Pemex
(3)	Includes curtailment production in wind assets for which we receive compensation
(4)	Availability refers to actual availability divided by contracted availability
(5)	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets

North America

Revenue decreased by 4.5% to $164.5 million for the six-month period ended June 30, 2019, compared to $172.3 million for the six-month period ended June 30, 2018. The decrease was primarily due to the reduced production from our U.S. solar assets as a result of lower solar radiation and scheduled maintenance stops in the first quarter of 2019 that took longer than expected. Further Adjusted EBITDA margin remained stable in the six-month period ended June 30, 2019, compared to the same period of the previous year.

South America

Revenue increased by 15.4% to $69.1 million for the six-month period ended June 30, 2019, compared to $59.9 million for the six-month period ended June 30, 2018. Production increased by 59% and availabilities remained in line with the same period of last year. Further Adjusted EBITDA increased by 16.7% to $57.5 million for the six-month period ended June 30, 2019, compared to $49.2 million for the six-month period ended June 30, 2018. Both revenue and Further Adjusted EBITDA increases are primarily a result of the contribution of the newly acquired assets in the region consisting of Melowind, Chile TL3 and ATN Expansion 1.

EMEA

Revenue decreased by 3.5% to $271.2 million for the six-month period ended June 30, 2019, compared to $280.9 million for the six-month period ended June 30, 2018. This revenue decrease was mainly due to the depreciation of the euro and South African rand against the U.S. dollar in the first half of 2019 compared to the first half of 2018. On a constant currency basis, revenue for the six-month period ended June 30, 2019 would have been $281.8 million, representing a 0.3% increase compared to six-month period ended June 30, 2018. The decrease was partially offset by increased production in Spain and South Africa, where our assets continue to deliver solid operational performance. Further Adjusted EBITDA decreased by 14.3% to $201.8 million for the six-month period ended June 30, 2019, compared to $235.5 million for six-month period ended June 30, 2018 and Further Adjusted EBITDA margin decreased to 74.4% for the six-month period ended June 30, 2019, compared to 83.8% for the same period in 2018. The decrease was mainly due to the $39 million one-time gain we recorded in the second quarter of 2018 (see– Comparison of the Six-Month Periods Ended June 30, 2019 and 2018– “Other operating income”).

Revenue and Further Adjusted EBITDA by business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the six-month period ended June 30, 2019 and 2018, by business sector:

	Six-month period ended June 30,
Revenue by business sector	2019		2018
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$380.1	75.3%	$392.2	76.4%
Efficient natural gas power	61.7	12.2%	61.4	12.0%
Electric transmission lines	51.1	10.1%	47.9	9.3%
Water	11.9	2.4%	11.6	2.3%
Total revenue	$504.8	100.0%	$513.1	100.0%

Further Adjusted EBITDA by business sector
	Six-month period ended June 30,
Further Adjusted EBITDA by business sector	2019		2018
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$301.4	79.3%	$345.4	88.1%
Efficient natural gas power	54.3	88.0%	47.0	76.5%
Electric transmission lines	43.6	85.3%	40.3	84.1%
Water	7.1	59.7%	6.7	57.9%
Total Further Adjusted EBITDA(1)	$406.4	80.5%	$439.4	85.6%

Note:

(1)
Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and the Consolidated Condensed Interim Financial Statements and dividends received from our preferred equity investment in ACBH until 2017. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Information—Non-GAAP FinancialCondition and Results of Operations—Key Metrics.”

Volume by business sector

	Volume sold and availability levels
	Six-month period ended June 30,
Business Sectors	2019	2018
Renewable Energy (GWh) (1)	1,651	1,446
Efficient Natural Gas Power (GWh) (2)	866	1,101
Efficient Natural Gas Power availability(3)	88.5%	98.6%
Electric transmission (miles in operation)	1,152	1,099
Electric transmission availability(4)	100%	99.9%
Water (capacity in Mft[3] per day) (5)	10.5	10.5
Water availability(4)	100.6%	100.9%

Note:
(1)	Includes curtailment production in wind assets for which we receive compensation
(2)	Major maintenance overhaul conducted in Q1 and Q2 2019 in ACT, as scheduled, which reduced electric production, as per the contract
(3)	Electric availability refers to operational MW over contracted MW with Pemex. Major overhaul held in Q1and Q2 2019, as scheduled, which reduced the electric availability as per the contract with Pemex
(4)	Availability refers to actual availability divided by contracted availability
(5)	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets

Renewable energy

Revenue decreased by 3.1% to $380.1 million for the six-month period ended June 30, 2019, compared to $392.2 million for the six-month period ended June 30, 2018. Further Adjusted EBITDA decreased by 12.7% to $301.4 million for the six-month period ended June 30, 2019, compared to $345.4 million for the six-month period ended June 30, 2018. Revenue decreased mainly due to the depreciation of the euro and South African rand against the U.S. dollar in the first half of 2019 compared to the first half of 2018. On a constant currency basis, revenue for the six-month period ended June 30, 2019 would have been $402.6 million, representing a 5.7% increase year-over-year. Further Adjusted EBITDA decrease was also due to the depreciation of the euro and South African rand against the U.S. dollar in the first half of 2019 compared to the first quarter of 2018 and to the $39.0 million one-time gain recorded in the second quarter of 2018 described in “ Other Operating Income”. The decrease was also due to lower production in our solar assets in the United States resulting mainly from lower solar radiation and longer than expected maintenance stops in the first quarter. This decrease was partially offset by an increase in production in Spain and Kaxu, which continue to deliver solid operational performance and by an increase resulting from the contribution of the newly acquired Melowind asset. Further Adjusted EBITDA margin decreased to 79.3% for the six-month period ended June 30, 2019, compared to 88.1% for the six-month period ended June 30, 2018 mainly due to the $39.0 million one-time gain recorded in the second quarter of 2018 (see– Comparison of the Six-Month Periods Ended June 30, 2019 and 2018– “Other operating income”).

Efficient natural gas

Revenue remained stable in our efficient natural gas segment, with $61.7 million for the six-month period ended June 30, 2019, compared to $61.4 million for the six-month period ended June 30, 2018. Further Adjusted EBITDA increased by 15.6% to $54.3 million for the six-month period ended June 30, 2019, compared to $47.0 million for the six-month period ended June 30, 2018. Further Adjusted EBITDA margin increased to 88.0% in the six-month period ended June 30, 2019 from 76.5% in the six-month period ended June 30, 2018. Further Adjusted EBITDA increase in our efficient natural gas segment was mainly due to a one-time adjustment with no impact in cash in the first quarter of 2019. Our ACT asset is accounted for under IFRIC 12 following the financial asset model, and a decrease in future operation and maintenance costs has increased the value of the asset, causing a one-time increase in Revenues and Further Adjusted EBITDA amounting to approximately $6 million. In addition, Further Adjusted EBITDA also increased in ACT due a major overhaul in the first half of 2019, since operation and maintenance cost are higher in the quarters prior to such major overhauls.

Electric transmission lines

Revenue increased to $51.1 million for six-month period ended June 30, 2019, compared with $47.9 million for the six-month period ended June 30, 2018. Further Adjusted EBITDA increased to $43.6 for the six-month period ended June 30, 2019 from $40.3 million in the for the six-month period ended June 30, 2018. Both revenue and Further Adjusted EBITDA increases were mainly due to the contribution from the recently acquired transmission assets consisting of Chile TL3 and ATN Expansion 1, with no corresponding contribution in the first quarter of 2018.

Water

Revenue and Further Adjusted EBITDA remained stable for the six-month period ended June 30, 2019, amounting to $11.9 million and $7.1 million, respectively, compared to $11.6 million and $6.7 million, respectively, for the six-month period ended June 30, 2018. Further Adjusted EBITDA margin increased to 59.7% in the six-month period ended June 30, 2019, compared to 57.9% in the six-month period ended June 30, 2018.

Liquidity and Capital Resources

The liquidity and capital resources discussion which follows contains certain estimates as of the date of this quarterly report of our sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. These estimates reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, regulatory, financial and other developments. As such, these estimates constitute forward-looking information and are subject to risks and uncertainties that could cause our actual sources and uses of liquidity (including estimated future capital resources and capital expenditures) and financial and operating results to differ materially from the estimates made here, including, but not limited to, those related to our performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this quarterly report and our Annual Report. See “Forward-Looking Statements.”

In addition, these estimates reflect assumptions of our management as of the time that they were prepared regarding certain business decisions that were and are subject to change. These estimates also may be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The estimates cannot, therefore, be considered a guarantee of future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results, and the information should not be relied on as such. All of us, our board of directors, advisors, officers, directors and representatives disclaim any obligation to update, revise, or correct these estimates, except as otherwise required by law, including if the estimates are or become inaccurate (even in the short-term).

The inclusion of these estimates in this quarterly report should not be deemed an admission or representation by us or our board of directors that such information is viewed by us or our board of directors as our material information. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information about us contained in this quarterly report. None of us, our board of directors, advisors, officers, directors or representatives, has made or makes any representation to any prospective investor or other person regarding our ultimate performance compared to the information contained in these estimates or assuring them that forecasted results will be achieved. In light of the foregoing factors and the uncertainties inherent in the information provided above, investors are cautioned not to place undue reliance on these estimates. Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macroeconomic conditions could limit our ability to successfully execute our business plans and, therefore, adversely affect our liquidity plans. See “Item 3.D—Risk Factors” in our Annual Report.

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	acquisitions of new companies and operations (see “Item 4.B—Business Overview—Our Business Strategy” in our Annual Report).

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Liquidity position

As of June 30, 2019, our cash and cash equivalents at the project company level were $469.0 million compared to $524.8 million as of December 31, 2018. In addition, our cash and cash equivalents at the Atlantica Yield plc level were $107.0 million as of June 30, 2019 compared to $106.7 million as of December 31, 2018. As of June 30, 2019, we had $225.0 million available under our Revolving Credit Facility and therefore total corporate liquidity of $332.0 million. On August 2, 2019, we entered into an amendment to our Revolving Credit Facility which, subject to the satisfaction of customary conditions, increases the commitments thereunder by an additional $125 million, thus increasing our total corporate liquidity. As of December 31, 2018, we had $105.0 million available under our Revolving Credit Facility, and our total corporate liquidity was $211.7 million.

Cash and cash equivalents at the project company level include cash held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $249 million as of June 30, 2019 ($296 million as of December 31, 2018). In addition, short-term financial investments also include restricted cash amounting to $78.4 million as of June 30, 2019 ($78.9 million as of December 31, 2018).

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and given market conditions. Our financing agreements consist mainly of the project-level financings for our various assets, the 2019 Note Issuance Facility, the Revolving Credit Facility, the 2017 Note Issuance Facility and a line of credit with a local bank.

2019 Note Issuance Facility

On April 30, 2019, we entered into the 2019 Note Issuance Facility, a senior unsecured financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of the euro equivalent of $300 million. The notes under the 2019 Note Issuance Facility were issued in May 2019 and are due on April 30, 2025. Interest accrues at a rate per annum equal to the sum of 3-month EURIBOR plus 4.65%. The 2019 Note Issuance Facility includes an upfront fee of 2% paid upon drawdown. The principal amount of the notes issued under the 2019 Note Issuance Facility was hedged with an interest rate swap, resulting in an all-in interest cost of 4.4%. The 2019 Note Issuance Facility provides that we may capitalize at our choice interest on the notes issued thereunder for a period of up to two years from closing at our discretion, subject to certain conditions and we have decided to capitalize interest for the upcoming quarters until we have further visibility on the PG&E situation.

The notes issued under the 2019 Note Issuance Facility are guaranteed on a senior unsecured basis by our subsidiaries ABY Concessions Infrastructures, S.L.U., ABY Concessions Perú S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc. and Atlantica Yield South Africa Ltd. If we fail to make payments on the notes issued under the 2019 Note Issuance Facility, the guarantors are mandated to make such payments on a joint and several basis.

The 2019 Note Issuance Facility contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; consolidations; certain limitations on the ability to create liens; sales, transfers and other dispositions of property and assets; providing new guarantees; transactions with affiliates; and our ability to pay cash dividends is also subject to certain standard restrictions. Additionally, we are required to comply with a maintenance leverage ratio of our indebtedness to our cash available for distribution of 5.00:1.00 (which may be increased under certain conditions to 5.50:1.00 for a limited period in the event we consummate certain acquisitions).

The 2019 Note Issuance Facility also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the agent or the holders of more than 50% of the principal amount of the notes then outstanding may declare all of the notes issued under the 2019 Note Issuance Facility to be due and payable immediately.

The proceeds of the notes issued under the 2019 Note Issuance Facility were used to prepay and subsequently cancel in full the 2019 Notes and for general corporate purposes.

 Revolving Credit Facility

On May 10, 2018, we entered into a $215 million revolving credit facility with a syndicate of banks that matures in December 2021. The facility was increased $85 million to $300 million in January 2019. In addition, on August 2, 2019 the facility was further increased by $125 million to a total limit of $425 million and the maturity extended until December 31, 2022 for $387.5 million, with the remaining $37.5 million maturing on December 31, 2021. Loans under the facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00%. As of June 30, 2019, we had $225.0 million available under our Revolving Credit Facility. On August 2, 2019, we entered into an amendment to our Revolving Credit Facility which, subject to the satisfaction of customary conditions, increases the commitments thereunder by an additional $125 million, thus increasing our total corporate liquidity. As of December 31, 2018, we had $105.0 million available under our Revolving Credit Facility, and our total corporate liquidity was $211.7 million.

2017 Note Issuance Facility

On February 10, 2017, we entered into the 2017 Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $308.5 million), with three series of notes: series 1 notes worth €92 million mature in 2022; series 2 notes worth €91.5 million mature in 2023; and series 3 notes worth €91.5 million mature in 2024. Interest on all series accrues at a rate per annum equal to the sum of 3-month EURIBOR plus 4.90%. We fully hedged the principal amount of the notes issued under the 2017 Note Issuance Facility with a swap that fixed the interest rate at 5.50%.

2019 Notes

On November 17, 2014, we issued the 2019 Notes in an aggregate principal amount of $255 million with an original maturity date of November 15, 2019.  On May 31, 2019 we prepaid the 2019 Notes before maturity in accordance with the terms thereof with the proceeds of the notes issued under the 2019 Note Issuance Facility.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million (approximately $11.4 million) which is available in euros or U.S. dollars. Amounts drawn accrue interest at a rate per annum equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. The credit facility has a maturity date of July 4, 2020 and was fully drawn as of June 30, 2019.

See “Item 5.B –Liquidity and Capital Resources – Financing Arrangements –Other Credit Lines” in our Annual Report.

ESG-linked Financial Guarantee Line

In June 2019, we signed our first ESG-linked financial guarantee line with ING Bank, N.V.. The guarantee line has a limit of approximately $39 million. The cost is linked to Atlantica’s environmental, social and governance performance under Sustainalytics, a leading sustainable rating agency. The green guarantees will be exclusively used for renewable assets. We expect to use this guarantee line to progressively release restricted cash in some of our projects, providing additional financial flexibility.

Project level financing

In addition, we have outstanding project-specific debt that is backed by certain of our assets. These financing arrangements generally include a pledge of shares of the entities holding our assets and customary covenants, including restrictive covenants that limit the ability of the project-level entities to make cash distributions to their parent companies and ultimately to us including if certain financial ratios are not met. For more information about the debt of project level entities, see “Item 4.B—Business Overview—Our Operations” In our Annual Report.

On June 27, 2019, we refinanced the project debt of our Chilean assets Palmucho, Quadra 1 and Quadra 2. The new financing agreement consists of a single loan agreement for Palmucho, Quadra 1 and Quadra 2 for a total amount of $75 million with a syndicate of local banks formed by Itaú, Banco de Crédito del Perú (BCP) and Banco BICE. The new project debt has replaced the previous two independent project loans in Quadra 1 and Quadra 2. The new loan is denominated in U.S. dollars and matures on June 30, 2031. The new loan has a semi-annual amortization schedule and accrues interest at a variable rate based on the six-month U.S. LIBOR plus 3.60%, which represents a 20-basis point improvement compared to the previous financing. We have cancelled the swaps previously in place and contracted a new interest rate swap at an approximate fixed rate of 2.25% to hedge 75% of the amount nominal during the entire debt term. The new financing agreement is cross-collateralized jointly between the Chilean assets and permits cash distributions to its parent company twice per year if the combined debt service coverage ratio for the three assets is at least 1.20x.

In addition, Mojave, our asset with PG&E as off-taker has a 25-year term loan maturing in 2036. However, following the filing of the Chapter 11 by PG&E and since PG&E failed to assume the PPA within 180 days from the commencement of PG&E’s chapter 11 proceeding, a technical event of default was triggered under our Mojave project finance agreement in July 2019 and this event was highly probable as of June 30, 2019. Given that Mojave does not have what the IAS defines as an unconditional contracted right to defer the settlement of the debt for at least 12 months after that date, the debt of the projects has been classified as Current Liabilities in accordance with the provisions of IFRS IAS 1, “Presentation of Financial Statements”. We do not expect the DOE to use the cross-default provisions to request an acceleration of the debt.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

We believe that our existing liquidity position and cash flows from operations will be sufficient to meet our requirements and commitments for the next 12 months and to distribute dividends to our investors. Based on our current level of operations, we believe our cash flow from operations and available cash will be adequate to meet our future liquidity needs for at least the next twelve months. Please see “Item 3.D—Risk Factors—Risks Related to Our Indebtedness—Potential future defaults by our subsidiaries, our off-takers, our suppliers, Abengoa or other persons could adversely affect us” in our Annual Report.

Cash dividends to investors

We intend to distribute to holders of our shares a significant portion of our cash available for distribution less all cash expenses including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among other things, dividend shortfall as a result of fluctuations in our cash flows), on an annual basis. We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of the cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter and, in some cases, significantly as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, as well as other sources of cash.

•	On February 27, 2018, our board of directors approved a dividend of $0.31 per share. The dividend was paid on March 27, 2018, to shareholders of record as of March 19, 2018.

•	On May 11, 2018, our board of directors approved a dividend of $0.32 per share. The dividend was paid on June 15, 2018, to shareholders of record as of May 31, 2018.

•	On July 31, 2018, our board of directors approved a dividend of $0.34 per share. The dividend was paid on September 15, 2018, to shareholders of record as of August 31, 2018.

•	On October 31, 2018, our board of directors approved a dividend of $0.36 per share. The dividend was paid on December 14, 2018, to shareholders of record as of November 30, 2018.

•	On February 26, 2019, our board of directors approved a dividend of $0.37 per share. The dividend was paid on March 22, 2019, to shareholders of record as of March 12, 2019.

•
On May 7, 2019, our board of directors approved a dividend of $0.39 per share, which represents an increase of 21.9% from the first quarter of 2018. The dividend was paid on June 14, 2019, to shareholders of record as of June 3, 2019.

•
On August 2, 2019 our board of directors approved a dividend of $0.40 per share, which represents an increase of 18% from the second quarter of 2018. The dividend is expected to be paid on September 13, 2019, to shareholders of record as of August 30, 2019.

Acquisitions

In February 2018, we completed the acquisition of a 4 MW mini-hydroelectric power plant in Peru for a cash consideration of approximately $9 million.

In October 2018 we reached an agreement to acquire PTS, a natural gas transportation platform located in the Gulf of Mexico, close to ACT, our efficient natural gas plant. On October 10, 2018, we acquired a 5% ownership in the project; once the project begins operation, which is expected in the first half of 2020, we expect to acquire an additional 65% stake; finally, we will acquire the remaining 30% one year after COD, subject to final approvals. The total equity investment is estimated to be approximately $150 million. The amount paid so far has been small.

In addition, in October 2018, we reached a preliminary agreement for another expansion of ATN consisting of certain transmission assets in Peru. Our total investment is expected to be approximately $20 million. The final purchase agreement has not been signed yet and we cannot guarantee we will be able to close this acquisition.

In December 2018, we completed a transaction for an expansion of our ATN transmission line by acquiring a 220-kV power substation and two small transmission lines in Peru. The total purchase price amounted to $16 million and has been fully paid.

In December 2018, we completed the acquisition of Chile TL3, a transmission line currently in operation in Chile. Our investment amounted to approximately $6 million.

In December 2018, we completed the acquisition of Melowind, a 50 MW wind plant in Uruguay, from Enel Green Power S.p.A. Total purchase price was approximately $45 million and has been completely paid.

In January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Tenes, a water desalination plant in Algeria, similar in several aspects to our Skikda and Honaine plants. Closing of the acquisition is subject to conditions precedent, including the approval by the Algerian administration. The price agreed for the equity value is $24.5 million, of which $19.9 million was paid in January 2019 as an advanced payment and the rest is expected to be paid once the conditions precedent are fulfilled. If all the conditions precedent are not fulfilled by September 30, 2019, the advanced payment shall be progressively reimbursed by Abengoa through a full cash-sweep of all the dividends to be received in no case later than September 30, 2031, together with an annual 12% interest.

In April 2019, we entered into an agreement to acquire a 30% stake in Monterrey, a 142 MW gas-fired engine facility with batteries in operation since 2018 in Mexico. The acquisition closed in July 2019 and the total equity investment amounted to $42 million.

In May 2019, we entered into an agreement with Abengoa to acquire a 15% stake in Rioglass, a manufacturer of solar components. The equity investment paid was $7 million. In July 2019 we entered into an agreement to acquire ASI Ops, the company that performs the operation and maintenance services to our solar assets in the U.S. The equity investment paid was $6 million.

Cash flow

The following table sets forth cash flow data for the six-month period ended June 30, 2019 and 2018:

	Six-month period ended June 30,
	2019	2018
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the period	$22.8	$73.2
Financial expense and non-monetary adjustments	361.6	297.8
Profit for the period adjusted by financial expense and non-monetary adjustments	$384.4	$371.0
Variations in working capital	(91.9)	(47.2)
Net interest and income tax paid	(143.4)	$(160.6)

Total net cash provided by operating activities	$149.1	$163.2

Net cash provided/(used in) investing activities(1)	$(119.3)	$44.5

Net cash used in financing activities	$(84.4)	$(207.6)

Net increase/(decrease) in cash and cash equivalents	(54.6)	0.1
Cash and cash equivalents at the beginning of the period	631.5	669.4
Translation differences in cash or cash equivalents	(0.8)	(12.3)
Cash and cash equivalents at the end of the period	$576.1	$657.2

Note:
(1)
Includes proceeds for $14.8 million and $60.8 million for the six-month period ended June 31, 2019 and June 30, 2018 respectively, related to the amounts received from Abengoa by Solana further to Abengoa´s obligation as EPC Contractor.

Net cash flows provided by/(used in) operating activities

Net cash provided by operating activities in the six-month period ended June 30, 2019 was $149.1 million compared to $163.2 million for the six-month period ended June 30, 2018. Net cash provided by operating activities during the six-month period of 2018 included approximately $17 million corresponding to Abengoa’s payments to Solana, with no corresponding amount in the first half of 2019, which explains the decrease. The decrease was also due to longer collection periods in Mexico and Spain versus the same period of the previous year and to a property tax payment in the first quarter corresponding to previous years.

Net cash provided by/(used in) investing activities

For the six-month period ended June 30, 2019, net cash used in investing activities was $119.3 million and corresponded mainly to the investment in Amherst Island. Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities and the first investment was in Amherst Island, a 75 MW wind plant in Canada. Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada. Since Atlantica controls AYES Canada under IFRS 10, we show in Net cash used in investing activities the total $97.2 million invested by AYES Canada in the project company and in Net cash provided by financing activities the $92.3 million received from Algonquin by AYES Canada. In addition, net cash used in investing activities includes the initial payment for Tenes of $19.9 million.

For the six-month period ended June 30, 2018, net cash provided by investing activities amounted to $44.5 million and corresponded mainly to the $60.8 million received by Solana from Abengoa in relation to the consent with the DOE.

Net cash provided by/(used in) financing activities

For the six-month period ended June 30, 2019, net cash used in financing activities was $84.4 million and corresponded principally to $433.9 million of principal debt repayments, of which $259.7 million corresponded to the prepayment of the 2019 Notes, $124.2 million of project debt repayments and $50 million of revolving credit facility repayment. We also received $293.1 million net proceeds under the 2019 Note Issuance Facility, net of fees and paid $81.8 million of dividends to shareholders and non-controlling interest. As explained above, we also include $92.3 million corresponding to Algonquin’s participation in Amherst.

Net cash used in financing activities in the six-month period ended June 30, 2018 amounted to $207.6 million and corresponded principally to $195.2 million of the repayments of principal of our project financing agreements, of which $52.5 million were prepayments to Solana using the proceeds of the payment received from Abengoa in connection with the DOE consent and $54 million corresponded to the prepayment and cancelation of our former revolving credit facility. Additionally, we drew down $57.5 million of the Revolving Credit Facility and $69.9 million of dividends paid to shareholders and non-controlling interest.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosure about Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives, and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates and foreign exchange rates. None of the derivative contracts signed has an unlimited loss exposure.

Foreign exchange rate risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars. Our solar power plants in Spain have their revenues and expenses denominated in euros. Revenues and expenses of Kaxu, our solar plant in South Africa, are denominated in South African rand. While fluctuations in the value of the euro and the South African rand may affect our operating results, we hedge cash distributions from our Spanish assets. Our strategy is to hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of  our euro-denominated net exposure for the following 12 months.

Since we hedge cash flows, fluctuations in the value of foreign currencies (the euro and the South African rand) in relation to the U.S. dollar may affect our operating results.

Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of June 30, 2019, contracted strikes and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

·	Project debt in euros: between 81% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between -0.26% and 4.87%;

·	Project debt in U.S. dollars: between 70% and 100% of the notional amount, maturities until 2034; and average guaranteed interest rates of between 2.24% and 5.27%.

In connection with our interest rate derivative positions, the most significant impact on our Consolidated Financial Statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of June 30, 2019, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $2.9 million and an increase in hedging reserves of $32.6 million. The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

On January 29, 2019, PG&E, the off-taker for Atlantica with respect to the Mojave plant, filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California. See “Item 3.D— Risk Factor— Counterparties to our offtake agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate” in our Annual Report.

During recent months, the credit rating of Eskom has also weakened and is currently CCC+ from S&P, B2 from Moody’s and BB- from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees to our solar plant Kaxu are underwritten by the South African Department of Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this report are BB/Baa3/BB+ by S&P, Moody’s and Fitch, respectively.

Apart from these two situations, we consider that in general we have limited credit risk with clients as revenues are derived from PPAs and other revenue contracted agreements with electric utilities and state-owned entities.

In addition, in 2019 we signed a political risk insurance with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $98.6 million in the event the South African Department of Energy does not comply with its obligations as guarantor. We have also increased coverage in our political risk insurance for our assets in Algeria with CESCE up to $38.2 million, including 2 years dividend coverage. These insurance policies do not cover credit risk.

The following table shows the maturity detail of trade receivables as of December 31, 2018 and 2017:

	Balance as of December 31,
	2018	2017
Maturity
Up to 3 months	163.9	186.7
Between 3 and 6 months	—	—
Total	163.9	186.7

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through project debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk.

Item 4.	Controls and Procedures

Not applicable.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

On October 17, 2016, ACT received a request for arbitration from the International Court of Arbitration of the International Chamber of Commerce presented by Pemex. Pemex was requesting compensation for damages caused by a fire that occurred in their facilities during the construction of the ACT cogeneration plant in December 2012, for a total amount of approximately $20 million. On July 5, 2017, Seguros Inbursa, the insurer of Pemex, joined as a second claimant in the process. On December 19, 2018 the parties of the arbitration executed a settlement agreement to finalize the claim without any financial impact for ACT. On March 8, 2019 the ICC arbitration tribunal confirmed the settlement agreement and the arbitration was terminated.

A number of Abengoa’s subcontractors and insurance companies that issued bonds covering Abengoa’s obligations under such contracts in the U.S. have included some of the non-recourse subsidiaries of Atlantica in the U.S. as co-defendants in claims against Abengoa. Generally, the subsidiaries of Atlantica have been dismissed as defendants at early stages of the processes but there remain pending cases including Arb Inc. with a potential total claim of approximately $33 million and a group of insurance companies that have addressed to a number of Abengoa’s subsidiaries and to Solana (Arizona Solar One) a potential claim for Abengoa related losses of approximately $20 million that could increase, according to the insurance companies, up to a maximum of  approximately $200 million if all their exposure resulted in losses. Atlantica reached an agreement with Arb Inc. and all but one of the above-mentioned insurance companies, under which they agreed to dismiss their claims in exchange for payments of approximately $6.6 million, which were paid in 2018. The insurance company that did not join the agreement has temporarily stopped legal actions against Atlantica, and Atlantica does not expect this particular claim to have a material adverse effect on its business.

In addition, an insurance company covering certain Abengoa obligations in Mexico has claimed certain amounts related to a potential loss. This claim is covered by existing indemnities from Abengoa. Nevertheless, Atlantica has reached an agreement under which Atlantica´s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. On January 2019, the insurance company executed $2.5 million from the escrow account and Abengoa reimbursed such amount according to the existing indemnities in force between Atlantica and Abengoa.  The payments by Atlantica would only happen if and when the actual loss has been confirmed, if Abengoa has not fulfilled their obligations and after arbitration, if the Company initiates it.

Atlantica is not a party to any other significant legal proceedings other than legal proceedings arising in the ordinary course of its business. Atlantica is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While Atlantica does not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings Atlantica is not able to predict their ultimate outcomes, some of which may be unfavorable to Atlantica.

Item 1A.	Risk Factors

There have been no material changes to the risk factors included in our Annual Report.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the sale of registered securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

On May 31, 2019, an affiliate of Algonquin entered into an accelerated share purchase transaction with Morgan Stanley & Co. LLC (“Morgan Stanley”), pursuant to which on the same date Morgan Stanley delivered 2,000,000 Atlantica ordinary shares to AY Holdings for a prepayment amount of $53,750,000. Following the transaction, Algonquin is the beneficial owner of 44,942,065 ordinary shares, representing approximately 44.2% of the issued and outstanding ordinary shares.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6	Exhibits

Number	Description

99.1	Enhanced Cooperation Agreement, dated May 9, 2019, by and among Algonquin Power & Utilities, Corp., Atlantica Yield plc and Abengoa-Algonquin Global Energy Solutions B.V.

99.2	Subscription Agreement, dated May 9, 2019, by and between Algonquin Power & Utilities, Corp. and Atlantica Yield plc.

99.3	AYES Shareholder Agreement, dated May 24, 2019, by and among Algonquin Power & Utilities, Corp., Atlantica Yield plc and Atlantica Yield Energy Solutions Canada Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: August 7, 2019	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer